Manulife Financial Corporation | 2016 Quarterly Report

Second Quarter Report

Three and six months ended
June 30, 2016

Manulife | John Hancock

Manulife reports 2Q16 core earnings of $833 million and net income of $704 million, strong growth in new business value, and continued positive net flows in its wealth and asset management businesses

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $704 million for the second quarter of 2016 (“2Q16”), fully diluted earnings per common share of $0.34 and return on common shareholders’ equity (“ROE”) of 7.1%, compared with $600 million, $0.29, and 6.4%, respectively, for the second quarter of 2015 (“2Q15”). The increase in net income attributed to shareholders was primarily due to the impact of mark-to-market accounting partially offset by the impact of higher expected macro hedging costs and lower earnings on surplus assets. For 2Q16, MFC generated core earnings of $833 million, diluted core earnings per common share of $0.40 and core return on common shareholders’ equity (“Core ROE”) of 8.4%, compared with $902 million, $0.44, and 9.8%, respectively, for 2Q15. The decrease in core earnings reflected the absence of core investment gains in 2Q16, higher expected macro hedging costs and lower earnings on surplus assets, partially offset by the impact of foreign currency rates. Year-to-date 2016 net income attributed to shareholders was $1,749 million, fully diluted earnings per common share were $0.85 and ROE was 8.9% compared with $1,323 million, $0.64 and 7.4%, respectively, for the same period of 2015. Year-to-date 2016 core earnings was $1,738 million, diluted core earnings per common share were $0.84 and Core ROE was 8.9% compared with $1,699 million, $0.83 and 9.6%, respectively, for the same period of 2015.

Donald Guloien, President and Chief Executive Officer, stated, “While both core earnings and net income this quarter were disappointing, having been impacted by the sharp decline in interest rates and heightened market volatility, I am pleased with how resilient our underlying businesses remained. Our key drivers of growth are continuing to perform very well.”

“We delivered strong double digit growth in sales and new business value in Asia, and once again we generated positive net flows across our wealth and asset management businesses globally. This performance makes us confident that we have the right strategy in place to deliver long-term sustainable growth,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “We finished the quarter with a strong capital position which was bolstered by successful bond offerings in Singapore and Taiwan. Similar to the recently completed bond offering in the United States, these offerings are an important part of our global strategy to diversify funding sources and to expand our investor base.”

“We are still early in the process of completing the third quarter’s annual review of actuarial methods and assumptions.  While it is difficult to estimate the final impact with precision, preliminary indications suggest that it could result in a post-tax charge to shareholders of up to $500 million,”1 added Mr. Roder.

1	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2016

HOW OUR COMPANY PERFORMED

Profitability:

Reported net income attributed to shareholders of $704 million, up $104 million or 17% from 2Q15.
In 2Q16, net income attributed to shareholders was comprised of core earnings of $833 million (consisting of items we believe reflect the underlying earnings capacity of the business) and a net charge for items excluded from core earnings of $129 million. Items excluded from core earnings consisted of a $170 million market-related charge and a $19 million charge for integration activities, partially offset by investment-related experience gains of $60 million.

Delivered core earnings of $833 million, down $69 million or 8% from 2Q15.
The decrease in core earnings reflected the absence of core investment gains in 2Q16, higher expected macro hedging costs and lower earnings on surplus assets, partially offset by the impact of changes in foreign currency rates. While Asia and Canada generated double digit core earnings growth, this was offset by higher claims costs and lower one-time favourable items in the U.S. Core earnings in 2Q16 include net policyholder experience charges of $63 million post-tax ($106 million pre-tax).

Reported Core ROE of 8.4% compared with 9.8% in 2Q15.
The decline in Core ROE reflects lower core earnings as previously described, coupled with higher average equity as a result of currency and retained earnings.

Achieved our Efficiency and Effectiveness (“E&E”) savings target six months ahead of plan.
As of June 30, 2016, the annual net pre-tax savings from our E&E initiative reached $450 million, exceeding our 2016 target of $400 million. Efforts are continuing to identify and execute on additional opportunities to make our operations more efficient and effective.

Growth:

Achieved insurance sales of $914 million, an increase of 11% compared with 2Q15.
Asia insurance sales increased 30%, driven by double digit growth in most territories, and strong momentum from the DBS partnership. Canadian insurance sales declined 28% as a result of the inherent variability in group benefits sales, with retail insurance sales in Canada in line with the prior year. U.S. insurance sales declined 9% as a result of heightened competition and challenging market conditions.

Generated net flows of $4.8 billion in our wealth and asset management (“WAM”) businesses, down $9.7 billion compared with $14.5 billion in 2Q15 and gross flows of $26.6 billion, down 25% compared with 2Q15.
2Q16 marked the 26th consecutive quarter of positive net flows in our WAM businesses with all divisions reporting positive net flows despite significant market volatility during the quarter. Net flows declined from record levels in 2Q15 largely due to higher redemptions in our U.S. mutual fund business and the non-recurrence of a significant institutional mandate sale in 2Q15. In the U.S., gross flows increased 5% driven by robust mid-market sales in our pension business, which more than offset a decline in mutual fund sales due to challenging market conditions. In Canada, gross flows increased 7% due to strength in mutual funds and large-case group pensions. In Asia, gross flows were down from record 2Q15 levels, which benefited from significant mutual fund inflows driven by a sharp rise in local equity markets in mainland China. During the quarter, we successfully launched the first U.S. property real estate investment trust (“REIT”) in Singapore.

Delivered Other Wealth sales of $2.0 billion in 2Q16, up 6% from 2Q15.
Other Wealth sales in Asia increased 23%, driven by continued success from newly launched products. In Canada, Other Wealth sales were down 12% due to challenging market conditions and product changes.

Generated new business value (“NBV”) of $272 million in 2Q16, up 34% from 2Q15.
The increase in NBV was driven by strong growth in Asia, partially offset by the impact of lower interest rates in North America. In Asia, NBV increased 47% on a constant currency basis to $227 million, driven primarily by higher volumes across the region, and higher product margins in Asia Other.

Reported Core EBITDA1 from our WAM businesses of $288 million, down 11% from 2Q15.
The decrease in Core EBITDA primarily reflects the impact of market volatility on fee income, shifts in business mix, and strategic investments to expand our distribution reach in Europe and Asia and to optimize our operational infrastructure.

1	Core earnings before interest, taxes, depreciation and amortization.

Manulife Financial Corporation – Second Quarter 2016

Achieved total assets under management and administration (“AUMA”) of $934 billion as at June 30, 2016.
Assets under management and administration increased 3% from the prior year. WAM AUMA increased 8% from the prior year to $503 billion, driven by net inflows and investment performance.

Financial Strength:

Reported a strong Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 236% for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2016.
The three point increase from the prior quarter was largely the result of the senior and subordinated debt issuances totaling $1.8 billion, partially offset by growth in required capital, primarily due to lower interest rates.

Reported a financial leverage ratio of 29.7% at June 30, 2016.
Our financial leverage increased 1.8 percentage points from 1Q16 reflecting the $1.3 billion (US$1.0 billion) senior debt issuance in Taiwan and the $479 million (S$500 million) subordinated note issuance in Singapore.

Estimate a post-tax charge for the annual review of actuarial methods and assumptions of up to $500 million.
In the third quarter of 2016, we will complete our annual review of actuarial methods and assumptions. While the review is not complete and the impact is difficult to estimate with precision, preliminary indications are that the impact could be a charge to net income attributed to shareholders of up to $500 million post-tax.1 Assumptions being reviewed this year include policyholder experience assumptions related to Long Term Care and U.S. Variable Annuity business, and reinvestment assumptions used in the valuation of our policy liabilities.

HOW OUR BUSINESSES PERFORMED

Asia Division

Business highlights:
In Asia, we continued to deliver on our growth trajectory with annualized premium equivalent sales (“APE sales”) and NBV up 34% and 47%, respectively, from the prior year period. The APE sales performance reflects strong double digit growth in all key markets, with the exception of Japan, where sales volume was impacted by our pricing actions in response to declines in interest rates and increased competition. Our DBS partnership continued to experience strong momentum with all four markets recording growth in sales from 1Q16. We generated our second highest WAM gross flows on record, driven by the launch of the first U.S. property REIT in Singapore and strong mutual fund sales in mainland China. We also continued to enhance our customer-facing technology during the quarter, as we began to handle claims via WeChat in mainland China and introduced the second generation of our electronic point-of-sale tool in Hong Kong, which features increased financial-needs analysis capabilities.

Earnings2:
Core earnings was US$266 million in 2Q16 compared with US$230 million in 2Q15, an increase of 16%. Excluding the impact of changes in foreign currency rates, the increase was US$29 million, or 12%. The increase was driven by continued strong growth in new business volumes, partially offset by less favourable policyholder experience and the impact of declining interest rates.

Net income attributed to shareholders was US$22 million in 2Q16 compared with US$247 million in 2Q15, a decrease of 91%, and items excluded from core earnings in 2Q16 included charges of US$244 million primarily related to the direct impact of equity markets and interest rates.

Sales:
Annualized premium equivalent sales in 2Q16 were a record at US$627 million, 34% higher than 2Q15. We achieved double digit growth in most territories and record sales in Asia Other. Insurance sales were US$510 million and other wealth APE sales were US$117 million, up 30% and 58% from 2Q15, respectively. Year-to-date APE sales of US$1.2 billion were 41% higher than the same period in 2015. (Percentages quoted below are for the period 2Q16 compared with 2Q15, unless stated otherwise.)

•	Japan APE sales in 2Q16 of US$245 million were at a similar level as in 2Q15. Sales were impacted by our pricing actions in response to declines in interest rates, and increased competition.

1	See “Caution regarding forward-looking statements” below.
2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

Manulife Financial Corporation – Second Quarter 2016

•	Hong Kong APE sales in 2Q16 of US$123 million increased 40%, reflecting improved diversification and effectiveness of our distribution channels.

•
Asia Other (excludes Japan and Hong Kong) reported record APE sales in 2Q16 of US$259 million, an increase of  92%. This was driven by record sales in Singapore, Philippines, and Vietnam and double digit sales growth in all territories except for Thailand. Sales increased significantly in Singapore and mainland China, with growth of 275% and 75%, respectively.

Wealth and Asset Management gross flows in 2Q16 of US$3.5 billion decreased 29% and net flows in 2Q16 of US$1.3 billion decreased US$1.2 billion compared with 2Q15. Gross and net flows decreased compared to record prior year levels as the prior year benefited from a sharp rise in mainland China’s local equity markets, which drove significant mutual fund inflows. During the quarter, we successfully sponsored the initial public offering (“IPO”) of the first U.S. property REIT in Singapore. The IPO generated third-party inflows of US$470 million of which half were contributed by retail clients and reported in Asia, and the other half by institutional clients and reported in Corporate and Other. Year-to-date WAM gross flows of US$6.0 billion were 21% lower than the same period in 2015.

•	Japan gross flows in 2Q16 of US$130 million increased 5% compared with 2Q15 as the contribution from the successful launch of a new mutual fund was dampened by equity market volatility.

•	Hong Kong gross flows in 2Q16 of US$601 million decreased 11% compared with 2Q15, driven by lower mutual fund sales.

•
Asia Other gross flows in 2Q16 of US$2.8 billion decreased 33% compared with 2Q15 driven by lower mutual fund sales in mainland China. Asia Other gross flows increased 45% compared with 1Q16 due to the IPO noted above.

New Business Value:

New business value in 2Q16 was US$176 million, a 47% increase compared with 2Q15, reflecting the above noted increase in APE sales and a 2.3 percentage point increase in new business value margin. Year-to-date NBV of US$337 million was 57% higher than the same period in 2015.

•
Japan NBV in 2Q16 of US$51 million increased 20% as a result of improved product margins from pricing actions mentioned above and favourable product mix, partially offset by further declines in interest rates.

•	Hong Kong NBV in 2Q16 of US$68 million increased 16% reflecting growth across all of our channels, especially in non-agency channels reflecting improved diversification of our business.

•	Asia Other NBV in 2Q16 of US$57 million tripled as a result of increased sales and management actions to improve margins.

Canadian Division

Business highlights:
In Canada, we delivered strong gross flows in our WAM businesses despite challenging market conditions, and we continued to outperform the mutual fund industry in terms of net flows.1 While our Retail Insurance sales were in line with the prior year period, we reported lower overall insurance sales as a result of the inherent variability in the large-case Group Benefits segment. We continued to focus on making it easier for customers to do business with us and in 2Q16 we extended life insurance eligibility to Canadians with human immunodeficiency virus (HIV) and simplified our medical underwriting process for lower coverages.

Earnings2:
Core earnings was $333 million in 2Q16 compared with $303 million in 2Q15, an increase of 10%.  The $30 million increase reflects improved policyholder experience and increased wealth and asset management fee income, partially offset by the non-recurrence of reinsurance treaty recapture gains in 2Q15.

Net income attributed to shareholders was $359 million compared with $190 million in 2Q15, an increase of 89%. The variance primarily relates to the favourable impact of fair value accounting in 2Q16 versus unfavourable impacts in 2Q15, partially offset by higher integration expenses.

1 2
As reported by the Funds Institute of Canada, for the 12-month period ended June 2016.
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – Second Quarter 2016

Sales:
WAM gross flows in 2Q16 were $4.2 billion, an increase of 7% compared to 2Q15 with continued strong Mutual Fund flows and large-case deposits in Group Retirement Services (“GRS”). We reported net flows in 2Q16 of $1.3 billion, in line with 2Q15 as increased deposits in Mutual Funds were partially offset by higher GRS surrenders. Year-to-date gross flows were $8.4 billion, in line with the same period in 2015. Assets under management for our WAM businesses at June 30, 2016 were $104.5 billion, an increase of 7% compared with June 30, 2015, driven by strong net flows in all businesses and favourable market experience.

•	Mutual Fund gross flows of $2.3 billion in 2Q16 increased $0.3 billion or 14% compared with 2Q15.
•	GRS gross flows of $1.9 billion in 2Q16 were consistent with 2Q15.

Other Wealth sales of $816 million in 2Q16 were $107 million or 12% lower than 2Q15 and on a year-to-date basis, were $1.8 billion or 10% lower than the prior year period, as a result of unfavourable equity market sentiment and product changes.

•	Segregated Fund Product1 sales were $604 million, a decrease of 21% compared with 2Q15.
•	Fixed Product sales were $212 million, an increase of 34% compared with 2Q15, reflecting the success of product enhancements.

Manulife Bank net lending assets of $19.6 billion as at June 30, 2016, were up slightly from a year ago, as growth continued to be impacted by intense competition in the residential mortgage market.

Insurance sales in 2Q16 of $120 million decreased 28% compared with 2Q15 and year-to-date sales of $275 million decreased 28% compared with the prior year period, both due to variability in the large-case Group Benefits segment.

•
Retail Insurance sales in 2Q16 of $47 million decreased by 2% compared with 2Q15 driven by competitive rate pressures on term products, partially offset by higher Universal Life sales resulting from pricing actions.

•	Institutional Markets sales in 2Q16 of $73 million decreased 38% compared with 2Q15 primarily due to the inherent variability in the large-case Group Benefits segment.

U.S. Division

Business highlights:
In the U.S., we delivered solid gross flows in our pension business, with success originating from both the small- and mid-market segments. We have integrated New York Life’s pension business and have exceeded our targets for sales and retention in the first 12 months post acquisition. We expanded the Vitality program by adding two term insurance options which offer either lower fees or streamlined customer application processes and enhanced customer rewards. Heightened competition and challenging market conditions impacted insurance sales and John Hancock Investments (“JH Investments”) experienced a modest level of net outflows following 18 consecutive quarters of positive net flows.

Earnings2:
Core earnings was US$280 million in 2Q16 compared with US$313 million in 2Q15, a decrease of 11%.  The US$33 million decrease was driven by adverse policyholder experience in John Hancock Long Term Care (“JH LTC”), the non-recurrence of favourable policy related items from 2Q15 and lower new business gains in Insurance from lower sales as well as the timing of certain marketing spend. Lower fee income in WAM businesses attributable to the impact of market volatility and shifts in business mix also contributed to the decrease.

Net income attributed to shareholders was US$316 million in 2Q16 compared with US$135 million in 2Q15, an increase of 134%. The increase was due to a significantly smaller charge in 2Q16 related to the direct impact of equity markets and interest rates compared with 2Q15.

1	Segregated fund products include guarantees. These products are also referred to as variable annuities.
2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

Manulife Financial Corporation – Second Quarter 2016

Sales:
WAM gross flows in 2Q16 of US$11.7 billion increased 5% compared with 2Q15, driven by the contribution from robust mid-market sales in John Hancock Retirement Plan Services (“JH RPS”). Net flows were US$82 million for the quarter and US$102 million for year-to-date, compared with US$1,466 million and US$3,220 million in the prior year periods, respectively. Year-to-date gross flows of US$24.4 billion increased 17% compared with the prior year period.

•
JH Investments reported 2Q16 gross flows of US$6.5 billion, a decrease of 6% compared with 2Q15 and net outflows of US$315 million, ending a streak of 18 consecutive quarters of positive net flows. These results were driven by continued market volatility, large portfolio reallocations among a few of our institutional clients, and year-to-date underperformance in a few key funds which have provided a challenging retail sales environment. Assets under management increased to US$84.9 billion as at June 30, 2016, up 6% from June 30, 2015 and year-to-date we continued to achieve growth in gross flows over the prior year while the overall intermediary sold mutual fund industry’s sales have declined. Our 12-month trailing organic growth rate through June 2016 (calculated as net new flows as a percentage of beginning assets) was 8% compared with an industry decline of 2%.1

•
JH RPS 2Q16 gross flows of US$5.2 billion increased 23% compared with 2Q15. This was driven primarily by strong new plan sales in both the core small case and mid-market segments and strong recurring contributions. Our pricing and service offerings in our core small case market combined with our strong capabilities in mid-market specialized union plans continued to drive sales momentum.

Insurance sales in 2Q16 of US$107 million decreased 9% compared with 2Q15 and year-to-date sales of US$229 million decreased 3% compared with the same period of 2015.

•
JH Life sales in 2Q16 of US$98 million decreased 9% compared with 2Q15 reflecting aggressive pricing of guaranteed Universal Life products in the market.  We launched Vitality Term’16 in May and made enhancements to the Vitality customer rewards program.

•	JH LTC sales in 2Q16 of US$9 million decreased 15% compared with 2Q15, reflecting lower retail sales.

Corporate and Other

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

Corporate and Other reported a net loss attributed to shareholders of $90 million in 2Q16 compared with a net loss of $59 million in 2Q15; a core loss of $203 million in 2Q16 compared with a core loss of $69 million in 2Q15; and items excluded from core loss amounted to gains of $113 million in 2Q16 compared to gains of $10 million in 2Q15.

The $134 million unfavourable variance in core loss included $51 million of investment-related experience gains in 2Q15 compared with nil in 2Q16 and $32 million of higher expected macro hedging costs from increased hedging activity. The remaining $51 million decline consisted of higher interest expense on external debt due to recent debt issuances, lower realized gains on AFS equities, higher expenses related to strategic initiatives and the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

The $103 million favourable variance in items excluded from core loss included the $51 million reclassification of investment-related experience gains in 2Q15, as well as higher realized gains on the sale of AFS bonds and other mark-to-market gains on assets held at fair value.

1
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETFs are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through June 2016.

Manulife Financial Corporation – Second Quarter 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 4, 2016, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 and the MD&A and audited consolidated financial statements contained in our 2015 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2015 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2015 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents

A	OVERVIEW	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
1. 2.	Earnings Sales	1. 2.	Variable annuity and segregated fund guarantees Caution related to sensitivities
3.	Capital related items	3.	Publicly traded equity performance risk
4.	Update on our Efficiency and Effectiveness initiative	4.	Interest rate and spread risk
5.	Q3 Item	5.	Alternative long-duration asset ("ALDA") performance risk

B	FINANCIAL HIGHLIGHTS	F	ACCOUNTING MATTERS AND CONTROLS
1.	Second quarter earnings analysis	1.	Critical accounting and actuarial policies
2.	Revenue	2.	Sensitivity of policy liabilities to updates and assumptions
3.	Premiums and deposits	3.	Accounting and reporting changes
4	Assets under management and administration	4.	Quarterly financial information
5	Capital	5.	Other
6	Impact of fair value accounting
7	Impact of foreign exchange rates	G	OTHER
		1.	Quarterly dividend
C	PERFORMANCE BY DIVISION	2.	Outstanding shares - selected information
1.	Asia	3.	Performance and Non-GAAP Measures
2.	Canadian	4.	Caution regarding forward-looking statements
3.	U.S.
4.	Corporate and Other

D	PERFORMANCE BY BUSINESS LINE
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation – Second Quarter 2016

A       OVERVIEW

A1	Earnings

In the second quarter of 2016 (“2Q16”), Manulife’s net income attributed to shareholders was $704 million, fully diluted earnings per common share was $0.34 and return on common shareholders’ equity (“ROE”) was 8.4%, compared with $600 million, $0.29, and 6.4%, respectively, for the second quarter of 2015 (“2Q15”).

Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $833 million in 2Q16 compared with $902 million in 2Q15, and items excluded from core earnings, which netted to charges of $129 million in 2Q16 compared with charges of $302 million in 2Q15.

Core earnings decreased $69 million, or 8%, compared with 2Q15. The decrease in core earnings reflected the absence of core investment gains (2Q15 – gains of $51 million), higher expected macro hedging costs, and lower earnings on surplus assets, partially offset by the impact of changes in foreign currency rates. While Asia and Canada generated double digit core earnings growth, this was partially offset by higher claims costs and lower one-time favourable items in the U.S. Core earnings in 2Q16 include net policyholder experience charges of $63 million post-tax ($106 million pre-tax).

The $173 million favourable variance in items excluded from core earnings primarily reflects a lower market-related charge of $170 million (2Q15 – charge of $309 million), and a lower $19 million charge for integration activities (2Q15 – charge of $54 million), partially offset by lower investment-related experience gains of $60 million (2Q15 – gains of $77 million).

Net income attributed to shareholders for the 6 months ended June 30, 2016 (“1H16”) was $1,749 million compared with $1,323 million for the 6 months ended June 30, 2015 (“1H15”).  Of the $426 million variance, $600 million relates to the direct impact of equity markets and interest rates (gains in 1H16 compared with losses in 1H15). The remainder was primarily due to investment-related experience losses of $280 million in 1H16 compared with gains of $51 million in 1H15. Core earnings for 1H16 was $1,738 million compared with $1,699 million for 1H15.

A2	Sales

Insurance sales1 were $914 million in 2Q16, an increase of 11%2 compared with 2Q15.  Asia insurance sales increased 30% driven by double digit growth in most territories, and strong momentum from our DBS partnership. Canadian insurance sales declined 28% as a result of the inherent variability in group benefits sales, with retail insurance sales in Canada in line with the prior year. U.S. insurance sales declined 9% as a result of heightened competition and challenging market conditions.

Wealth and Asset Management (“WAM”) net flows1 were $4.8 billion in 2Q16 compared with $14.5 billion in 2Q15. Gross flows of $26.6 billion were down 25% compared with 2Q15, primarily due to normal volatility related to large institutional mandates.

We achieved the 26th consecutive quarter of positive net flows in our WAM businesses with all divisions reporting positive net flows despite significant market volatility during the quarter. Net flows declined from record levels in 2Q15 largely due to higher redemptions in our U.S. mutual fund business and the non-recurrence of a significant institutional mandate in 2Q15. In  the U.S., gross flows increased 5%, driven by robust mid-market sales in our pension business which more than offset a decline in mutual fund sales due to challenging market conditions. In Canada, gross flows increased 7% due to strength in mutual funds and large-case group pensions. In Asia, gross flows were down from record 2Q15 levels, which benefited from significant mutual fund inflows driven by a sharp rise in local equity markets in mainland China. We also successfully launched the first U.S. property real estate investment trust (“REIT”) in Singapore.

Other Wealth sales1 were $2.0 billion in 2Q16, an increase of 6% compared with 2Q15. In 2Q16, Other Wealth sales in Asia increased 23% due to continued success from newly launched products. In Canada, Other Wealth sales were down 12% driven by challenging market conditions and product changes.

A3	Capital related items

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) was 236% as at both June 30, 2016 and June 30, 2015. The increase in capital from the $1.8 billion senior and subordinated debt issuances was offset by growth in required capital, primarily due to lower interest rates. MFC’s MCCSR ratio was 207% as at June 30, 2016. The difference between the MLI and MFC ratios is primarily due to the $5.3 billion of MFC senior debt outstanding that, under OSFI rules, does not qualify as available capital at the MFC level.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
2
Growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Second Quarter 2016

MFC’s financial leverage ratio was 29.7%, an increase of 1.8 percentage points from 1Q16 reflecting the $1.3 billion (US$1.0 billion) senior debt issuance in Taiwan and the $479 million (S$500 million) subordinated note issuance in Singapore. The financial leverage ratio was 26.2% at June 30, 2015.

A4	Update on our Efficiency and Effectiveness initiative

Our Efficiency and Effectiveness (“E&E”) initiative, announced in November 2012, is aimed at leveraging our global scale and capabilities to achieve operational excellence and cost efficiencies throughout the organization. We set a target of $400 million annual net pre-tax savings in 2016, which has been achieved six months ahead of plan as annual E&E savings reached $450 million as of June 30, 2016. Efforts are continuing to identify and execute on additional opportunities to make our operations more efficient and effective. Savings from the E&E initiative have enabled us to fund other new initiatives to sustain long-term earnings growth. The amount of that investment is subject to change as our strategy unfolds. In particular, we intend to continue to ensure that projects are appropriately sequenced and prioritized.

A5	Q3 item

In the third quarter of 2016, we will complete our annual review of actuarial methods and assumptions. While the review is not complete and the impact is difficult to estimate with precision, preliminary indications are that the impact could be a charge to net income attributed to shareholders of up to $500 million post-tax.1 Assumptions being reviewed this year include policyholder experience assumptions related to Long Term Care and U.S. Variable Annuity business, and reinvestment assumptions used in the valuation of our policy liabilities.

B	FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	2Q16	1Q16	2Q15	2016	2015
Net income attributed to shareholders	$704	$1,045	$600	$1,749	$1,323
Preferred share dividends	(37)	(29)	(29)	(66)	(58)
Common shareholders’ net income	$667	$1,016	$571	$1,683	$1,265
Core earnings(1)	$833	$905	$902	$1,738	$1,699
Basic earnings per common share ($)	$0.34	$0.51	$0.29	$0.85	$0.65
Diluted earnings per common share ($)	$0.34	$0.51	$0.29	$0.85	$0.64
Diluted core earnings per common share ($)(1)	$0.40	$0.44	$0.44	$0.84	$0.83
Return on common shareholders’ equity (“ROE”)	7.1%	10.8%	6.4%	8.9%	7.4%
Core ROE(1)	8.4%	9.3%	9.8%	8.9%	9.6%
Sales(1) Insurance products	$914	$954	$771	$1,868	$1,550
Wealth and Asset Management gross flows(1)	$26,644	$28,228	$34,892	$54,872	$57,735
Wealth and Asset Management net flows(1)	$4,822	$1,676	$14,494	$6,498	$21,125
Other Wealth products	$2,000	$2,384	$1,773	$4,384	$3,540
Premiums and deposits(1) Insurance products	$8,422	$8,186	$7,116	$16,608	$14,274
Wealth and Asset Management products	$26,644	$28,228	$34,892	$54,872	$57,735
Other Wealth products	$1,712	$1,441	$1,694	$3,153	$3,160
Corporate and Other	$21	$22	$21	$43	$40
Assets under management and administration ($ billions)(1)	$934	$904	$883	$934	$883
Capital ($ billions)(1)	$50.9	$49.4	$45.5	$50.9	$45.5
MLI’s MCCSR ratio	236%	233%	236%	236%	236%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

1        See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2016

B1	Second quarter earnings analysis

The table below reconciles net income attributed to shareholders to core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q16	1Q16	2Q15	2016	2015
Core earnings(1)
Asia Division	$342	$371	$283	$713	$562
Canadian Division	333	338	303	671	564
U.S. Division	361	389	385	750	759
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(125)	(107)	(74)	(232)	(147)
Expected cost of macro hedges(2)	(78)	(86)	(46)	(164)	(90)
Investment-related experience in core earnings(3)	-	-	51	-	51
Core earnings	$833	$905	$902	$1,738	$1,699
Investment-related experience outside of core earnings(3)	60	(340)	77	(280)	-
Core earnings and investment-related experience in excess of amounts included in core earnings	$893	$565	$979	$1,458	$1,699
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	(170)	474	(309)	304	(296)
Changes in actuarial methods and assumptions	-	12	(47)	12	(69)
Integration and acquisition costs	(19)	(14)	(54)	(33)	(84)
Tax-related items	-	1	31	1	61
Other items	-	7	-	7	12
Net income attributed to shareholders	$704	$1,045	$600	$1,749	$1,323

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
Actual market performance differed from our valuation assumptions in 2Q16, which resulted in a macro hedge experience gain of $34 million. This gain is included in the direct impact of equity markets and interest rates and variable annuity liabilities below.

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see “Performance and Non-GAAP Measures”) includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q16	1Q16	2Q15	2016	2015
Direct impact of equity markets and variable annuity guarantee liabilities	$(97)	$(150)	$28	$(247)	$43
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(113)	407	(362)	294	(349)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	40	217	25	257	10
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(170)	$474	$(309)	$304	$(296)

Manulife Financial Corporation – Second Quarter 2016

B2	Revenue

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q16	1Q16	2Q15	2016	2015
Net premium income	$6,706	$6,728	$5,577	$13,434	$10,980
Investment income	3,213	3,300	3,216	6,513	5,858
Other revenue	2,794	2,829	2,491	5,623	4,917
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$12,713	$12,857	$11,284	$25,570	$21,755
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	7,922	8,862	(10,161)	16,784	(4,818)
Total revenue	$20,635	$21,719	$1,123	$42,354	$16,937

For 2Q16, total revenue was $20.6 billion compared with $1.1 billion in 2Q15. Fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see section B6 “Impact of fair value accounting” below). Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C “Performance by Division”.

For 2Q16, revenue before realized and unrealized gains was $12.7 billion compared with $11.3 billion in 2Q15. The increase was due to business growth and the impact of changes in foreign currency exchange rates.

In 2Q16, the net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were $7.9 billion compared with a loss of $10.2 billion in 2Q15, primarily driven by a decrease in U.S. risk free interest rates and lower North American swap rates.

On a year-to-date basis, revenue before realized and unrealized losses was $25.6 billion compared with $21.8 billion in 1H15, driven by the same factors noted above. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were $16.8 billion for 1H16 compared with a loss of $4.8 billion in 2015. The impact of lower U.S. risk free interest rates and lower North American swap rates in 1H16 accounted for the gain, whereas the loss in 1H15 resulted from the impact of higher interest rates.

B3	Premiums and deposits

Premiums and Deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting. Premiums and deposits for insurance products were $8.4 billion in 2Q16, an increase of 14%1 compared with 2Q15.  Year-to-date premiums and deposits were $16.6 billion in 2016 compared with $14.3 billion in 2015.

Premiums and deposits for WAM products were $26.6 billion in 2Q16, a decrease of $8.2 billion, or 25%, compared with 2Q15. The decrease was primarily due to normal volatility in large institutional mandates. Year-to-date premiums and deposits were $54.9 billion in 2016 compared with $57.7 billion in 2015.

Premiums and deposits for Other Wealth products were $1.7 billion in 2Q16, in line with 2Q15.  Year-to-date premiums and deposits were $3.2 billion in 2016, in line with 2015.

B4	Assets under management and administration

Assets under management and administration as at June 30, 2016 were $934 billion, an increase of $51.5 billion compared with June 30, 2015. On a constant currency basis, the increase was 3%, primarily driven by net inflows and investment performance.

B5	Capital

MFC’s total capital as at June 30, 2016 was $50.9 billion, an increase of $1.5 billion or 3% from March 31, 2016 and an increase of $5.4 billion from June 30, 2015. The increase from June 30, 2015 was primarily driven by net income over the last 12 months, net capital issuances and a weakening of the Canadian dollar.  As noted in section A3 above, MLI’s MCCSR ratio was 236% at June 30, 2016.

1
Growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Second Quarter 2016

B6	Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 “Earnings” above for discussion of 2Q16 experience).

Net realized and unrealized gains reported in investment income were $7.9 billion for 2Q16 (2Q15 – losses of $10.2 billion) as noted above in section B2 “Revenue”.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2015 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7	Impact of foreign exchange rates

Changes in foreign currency exchange rates, primarily the U.S. dollar compared with the Canadian dollar, had a favourable impact on core earnings of approximately $41 million in 2Q16 compared with 2Q15. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. As applicable, each line item on our financial statements has been impacted by changes in foreign currency exchange rates.

C       PERFORMANCE BY DIVISION

C1	Asia Division

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q 2016	1Q 2016	2Q 2015	2016	2015
Net income attributed to shareholders(1)	$28	$121	$303	$149	$585
Core earnings(2)	342	371	283	713	562
Revenue	5,485	6,366	2,648	11,851	6,043
Revenue before realized and unrealized investment income gains and losses(3)	4,557	4,802	3,305	9,359	6,346
Premiums and deposits	8,729	8,031	9,358	16,760	15,546
Assets under management(4) ($ billions)	114.2	106.3	98.3	114.2	98.3
(US$ millions, unless otherwise stated)
Net income attributed to shareholders	US$ 22	US$ 88	US$ 247	US$ 110	US$ 474
Core earnings	266	270	230	536	455
Revenue	4,255	4,638	2,152	8,893	4,890
Revenue before realized and unrealized investment income gains and losses	3,533	3,499	2,687	7,032	5,138
Premiums and deposits	6,772	5,852	7,609	12,624	12,599
Assets under management (“AUM”) (US$ billions)	87.7	82.0	78.8	87.7	78.8

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 “Impact of fair value accounting”.
(4)	This item is a non-GAAP measure. See “Performance and Non-GAAP measures.

Asia Division’s net income attributed to shareholders was $28 million in 2Q16 compared with $303 million in 2Q15. Net income attributed to shareholders is comprised of core earnings, which was $342 million in 2Q16 compared with $283 million in 2Q15, and items excluded from core earnings, which amounted to a net charge of $314 million in 2Q16 compared

Manulife Financial Corporation – Second Quarter 2016

with a net gain of $20 million in 2Q15. The core earnings improvement includes a net $26 million favourable impact from changes in currency rates versus the Canadian dollar. The unfavourable change in items excluded from core earnings was due to charges from the direct impact of equity markets and interest rates.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$22 million in 2Q16 compared with US$247 million in 2Q15 and is comprised of core earnings of US$266 million in 2Q16 compared with US$230 million in 2Q15 and items excluded from core earnings of a net US$244 million charge for 2Q16 compared with a net gain of US$17 million in 2Q15. Items excluded from core earnings primarily related to the direct impact of equity markets and interest rates.

In 2Q16, core earnings increased US$29 million, or 12%, compared with 2Q15 after adjusting for the impact of changes in foreign currency rates. This increase was driven by continued strong growth in new business volumes, partially offset by less favourable policyholder experience and the impact of declining interest rates.

Year-to-date net income attributed to shareholders was US$110 million in 2016 compared with US$474 million in 2015. This decrease was driven by a US$396 million charge for the first half of 2016 related to the direct impact of equity markets and interest rates, partially offset by a US$76 million increase in core earnings after adjusting for the impact of changes in foreign currency rates. The year-to-date increase in core earnings of US$76 million was driven by similar drivers as described above for the current quarter and the non-recurring gains of US$16 million related to two separate reinsurance treaties in 1Q16. On a Canadian dollar basis, year-to-date net income attributed to shareholders decreased by $436 million to $149 million due to the factors above, while year-to-date core earnings increased by $151 million to $713 million due to the factors above, and reflected a net $66 million favourable impact due to changes in foreign currency rates versus the Canadian dollar.

Revenue of US$4.3 billion in 2Q16 increased 98% compared with 2Q15. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.5 billion, an increase of 31% compared with 2Q15 driven by strong growth in sales over the past 12 months along with stable in-force growth. Year-to-date revenue was US$8.9 billion in 2016 compared with US$4.9 billion in 2015.

Premiums and deposits of US$6.8 billion in 2Q16 decreased 10% compared with 2Q15. Premiums and deposits for insurance products of US$2.4 billion increased 31% on a constant currency basis driven by strong growth in insurance sales, and benefited from expanded distribution channels and solid recurring premium growth from in-force business. WAM deposits of US$3.5 billion in 2Q16 decreased 29% on a constant currency basis from the record quarter in 2Q15 reflecting equity market volatility, which impacted consumer confidence and resulted in weaker mutual fund gross flows since the second half of 2015. Other Wealth premiums and deposits in 2Q16 of US$0.9 billion increased by 20% on a constant currency driven by the success of new product launches in the second half of 2015 and expanded distribution reach. Year-to-date premiums and deposits were US$12.6 billion in 2016, consistent with 2015.

Assets under management were US$87.7 billion as at June 30, 2016, an increase of 7% on a constant currency basis from June 30, 2015 primarily driven by the strong net customer inflows of US$8.3 billion with all lines of business contributing to the increase.  AUM as at December 31, 2015 was US$76.9 billion.

C2	Canadian Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q 2016	1Q 2016	2Q 2015	2016	2015
Net income (loss) attributed to shareholders(1)	$359	$600	$190	$959	$308
Core earnings(2)	333	338	303	671	564
Revenue	5,354	4,786	228	10,140	4,918
Revenue before realized and unrealized investment income gains and losses(3)	3,146	2,990	2,812	6,136	5,495
Premiums and deposits	7,977	7,424	7,250	15,401	15,076
Assets under management ($ billions)	231.3	223.7	218.0	231.3	218.0

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 “Impact of fair value accounting”.

Manulife Financial Corporation – Second Quarter 2016

Canadian Division’s 2Q16 net income attributed to shareholders was $359 million compared with $190 million in 2Q15.  Net income attributed to shareholders is comprised of core earnings, which was $333 million in 2Q16 compared with $303 million in 2Q15, and items excluded from core earnings, which were a net gain of $25 million in 2Q16 compared with a net charge of $113 million in 2Q15.

Core earnings increased $30 million, reflecting improved policyholder experience and increased WAM fee income, partially offset by the non-recurrence of reinsurance treaty recapture gains in 2Q15. The change in items excluded from core earnings primarily related to the favourable impact of fair value accounting in 2Q16 versus an unfavourable impact in 2Q15, partially offset by higher integration expenses in 2Q16.

Year-to-date net income attributed to shareholders was $959 million compared with $308 million for the same period of 2015.  Year-to-date core earnings of $671 million were $107 million higher than the first half of 2015, partially due to one additional month of results from the Canadian Operations of Standard Life plc (“Standard Life”) acquisition included in 1H16.

Revenue in 2Q16 was $5.4 billion compared with $228 million in 2Q15 driven by the impact of fair value accounting. Total revenue before net realized and unrealized gains was $3.1 billion in 2Q16 compared with $2.8 billion in 2Q15, driven by higher net premiums and variability in reinsurance treaty revenue. Year-to-date revenue was $10.1 billion in 2016 compared with $4.9 billion in 2015.

Premiums and deposits in 2Q16 were $8.0 billion, a 10% increase compared with 2Q15 levels, driven primarily by the increase in WAM gross flows. Year-to-date premiums and deposits were $15.4 billion in 2016 compared with $15.1 billion in 2015.

Assets under management were $231.3 billion as at June 30, 2016, an increase of $13.3 billion from June 30, 2015, driven by growth in our WAM businesses and the impact on fixed income assets of lower interest rates and on equity investments of higher markets over the past 12 months. AUM as at December 31, 2015 was $219.2 billion.

C3	U.S. Division

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q 2016	1Q 2016	2Q 2015	2016	2015
Net income attributed to shareholders(1)	$407	$241	$166	$649	$630
Core earnings(2)	361	389	385	750	759
Revenue	9,589	9,990	(1,987)	19,579	5,720
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Block reinsurance transaction(3)	4,785	4,399	4,929	9,184	9,620
Premiums and deposits	17,194	19,186	16,108	36,380	30,536
Assets under management and administration ($ billions)	521.8	508.6	499.7	521.8	499.7
(US$ millions, unless otherwise stated)
Net income attributed to shareholders	US$316	US$ 176	US$ 135	US$ 492	US$ 510
Core earnings	280	283	313	563	615
Revenue	7,440	7,279	(1,614)	14,719	4,602
Revenue before realized and unrealized investment income gains and losses	3,714	3,205	4,008	6,919	7,791
Premiums and deposits	13,336	13,982	13,101	27,318	24,737
Assets under management and administration (US$ billions)	401.1	392.1	400.6	401.1	400.6

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 “Impact of fair value accounting”.

U.S. Division’s 2Q16 net income attributed to shareholders was $407 million compared with $166 million in 2Q15. Net income attributed to shareholders is comprised of core earnings, which amounted to $361 million in 2Q16 compared with $385 million in 2Q15, and items excluded from core earnings, which amounted to a net gain of $46 million in 2Q16

Manulife Financial Corporation – Second Quarter 2016

compared with a net charge of $219 million in 2Q15. The change in core earnings includes a favourable variance of $16 million related to the strengthening of the U.S. dollar compared with the Canadian dollar.

Expressed in U.S. dollars, the functional currency of the division, 2Q16 net income attributed to shareholders was US$316 million compared with US$135 million in 2Q15, core earnings was US$280 million compared with US$313 million in 2Q15, and items excluded from core earnings were a net gain of US$36 million in 2Q16 compared with a net charge of US$178 million in 2Q15. The US$33 million decrease in core earnings was driven by adverse policyholder experience in John Hancock Long Term Care, the non-recurrence of favourable policy related items from 2Q15 and lower new business gains in Insurance from lower sales as well as the timing of certain marketing spend. Lower fee income in WAM businesses attributed to the impact of market volatility and shifts in business mix also contributed to the decrease. The variance of US$214 million in items excluded from core earnings is due to a significantly smaller charge in 2Q16 related to the direct impact of equity markets and interest rates compared with 2Q15.

Year-to-date net income attributed to shareholders was US$492 million in the first half of 2016 compared with US$510 million for the same period in 2015 and included core earnings of US$563 million, a US$52 million decrease due primarily to the items noted above. These items were partially offset by lower amortization of deferred acquisition costs due to the run-off of the in-force variable annuity business as well as lower expenses. On a Canadian dollar basis, year-to-date core earnings decreased by $9 million to $750 million due to the factors noted above, and a $54 million favourable impact related to the strengthening of the U.S. dollar compared with the Canadian dollar.

Revenue in 2Q16 was US$7.4 billion, an increase of US$9.1 billion compared with 2Q15. Excluding realized and unrealized gains on assets supporting insurance and investment contract liabilities, revenue was US$3.7 billion, a decrease of US$294 million or 7% from 2Q15. This decrease was primarily due to lower insurance premiums and investment income resulting from the impact of the Closed Block1 reinsurance transaction which closed in 3Q15. Year-to-date revenue was US$14.7 billion in 2016 compared with US$4.6 billion in 2015.

Premiums and deposits for 2Q16 were US$13.3 billion, an increase of 2% compared with 2Q15. Premiums and deposits for insurance products were US$1.5 billion, down 11% compared with 2Q15, driven by a decline in universal life premiums as well as lower premiums due to the Closed Block reinsurance transaction. WAM deposits were US$11.7 billion, an increase of 5% compared with 2Q16 driven by Retirement Plan Services premiums from the acquired mid-market business. Year-to-date premiums and deposits were US$27.3 billion in 2016 compared with US$24.7 billion in 2015.

Assets under management and administration as at June 30, 2016 were US$401.1 billion, consistent with June 30, 2015.  Increases driven by robust mutual fund net flows of $6.0 billion over the past 12 months and the impact of lower interest rates on the valuation of fixed income investments were partially offset by the transfer of US$11.3 billion of assets as part of the Closed Block reinsurance transaction that closed in 3Q15. AUMA as at December 31, 2015 was US$388.7 billion.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q16	1Q16	2Q15	2016	2015
Net income (loss) attributed to shareholders(1)	$(90)	$83	$(59)	$(7)	$(200)
Core loss (excluding macro hedges and core investment gains)(2)	$(125)	$(107)	$(74)	$(232)	$(147)
Expected cost of macro hedges	(78)	(86)	(46)	(164)	(90)
Investment-related experience included in core earnings	-	-	51	-	51
Total core loss	$(203)	$(193)	$(69)	$(396)	$(186)
Revenue	$207	$577	$234	$784	$256
Premiums and deposits	2,900	3,235	11,008	6,135	14,051
Assets under management ($ billions)	66.9	65.3	66.7	66.9	66.7

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

1	The assumption by New York Life of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements.

Manulife Financial Corporation – Second Quarter 2016

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and Non-GAAP measures” below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.

Corporate and Other reported a net loss attributed to shareholders of $90 million in 2Q16 compared with a net loss of $59 million in 2Q15. The net loss attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $203 million in 2Q16 compared with a core loss of $69 million in 2Q15; items excluded from core loss amounted to gains of $113 million in 2Q16 compared to gains of $10 million in 2Q15.

The $134 million unfavourable variance in core loss included $51 million of investment-related experience gains in 2Q15 compared with nil in 2Q16 and $32 million of higher expected macro hedging costs from increased hedging activity in 2Q16. The remaining $51 million decline variance consisted of higher interest expense on external debt due to recent debt issuances, lower realized gains on AFS equities, higher expenses related to strategic initiatives and the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

The $103 million favourable variance in items excluded from core loss included the $51 million reclassification of investment-related experience gains in 2Q15 compared to nil in 2Q16 as well as higher realized gains on the sale of AFS bonds and other mark-to-market gains on assets held at fair value.

On a year-to-date basis the net loss attributed to shareholders was $7 million this year compared with a net loss of $200 million for the same period of 2015. The year-to-date core loss was $396 million compared with $186 million in 2015 with the variance related to the same items as noted above. Items excluded from core loss in the first half of 2016 were a gain of $389 million compared with charges of $14 million for the first half of 2015. The gain this year was driven by realized gains on the sale of AFS bonds and mark-to-market related net gains.

Revenue in 2Q16 was $207 million compared with $234 million in 2Q15, driven primarily by higher interest allocated to  the divisions. The variance in investment income before allocations netted to a small amount. Year-to-date revenue was $784 million in 2016 compared with $256 million in 2015.

Premiums and deposits for 2Q16 were $2.9 billion, a decrease of 74% compared with $11.0 billion in 2Q15.  The decline was due to normal volatility in large institutional mandates. Year-to-date premiums and deposits were $6.1 billion in 2016 compared with $14.1 billion in 2015.

Assets under management of $66.9 billion as at June 30, 2016 (June 30, 2015 – $66.7 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $73.6 billion (June 30, 2015 – $64.7 billion) partially offset by a $17.5 billion (June 30, 2015 – $6.4 billion) reclassification of total Company derivative positions (operating divisions report net positions in AUM, and the reclassification outside invested assets is reported in the Corporate and Other segment). AUM as at December 31, 2015 was $71.6 billion.

D     PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management

We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and allow for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“Core EBITDA”), net flows, gross flows and assets under management and administration1.  Core EBITDA was selected as a key performance indicator for WAM businesses, as earnings before interest, taxes, depreciation and amortization (“EBITDA”) is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

1	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2016

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q16	1Q16	2Q15	2016	2015
Core earnings	$152	$140	$160	$292	$308
Core EBITDA	288	285	314	573	610
Net flows	4,822	1,676	14,494	6,498	21,125
Gross flows	26,644	28,228	34,892	54,872	57,735
Assets under management ($ billions)	429	417	405	429	405
Assets under management and administration ($ billions)	503	488	474	503	474

In 2Q16, we generated positive net flows despite challenging equity markets. Core earnings was $152 million compared with $160 million in 2Q15 and Core EBITDA was $288 million compared with $314 million in 2Q15. The decrease in core earnings and Core EBITDA primarily reflects the impact of market volatility on fee income, shifts in business mix, and strategic investments to expand our distribution reach in Europe and Asia and to optimize our operational infrastructure.

D2	Additional information by business line

In addition to the WAM businesses, the two tables below include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada1. Insurance includes all individual and group insurance businesses.

Core earnings by line of business

	Quarterly Results			YTD Results
($ millions)	2Q16	1Q15	2Q15	2016	2015
Wealth and Asset Management(1)	$152	$140	$160	$292	$308
Insurance	557	604	505	1,161	980
Other Wealth(2)	328	353	313	681	612
Corporate and Other(3)	(204)	(192)	(76)	(396)	(201)
Total core earnings	$833	$905	$902	$1,738	$1,699

(1) (2)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including:  mutual funds, group retirement and institutional asset management.
Other Wealth includes variable and fixed annuities, single premium products sold in Asia, and Manulife Bank.

(3)	Excludes Manulife Asset Management results that are included in WAM. Corporate and Other results are net of internal allocations to other divisions.

Assets under management and administration by line of business

As at	June 30,	March 31,	June 30,
($ billions)	2016	2016	2015
Wealth and Asset Management	$502.6	$487.5	$474.4
Insurance	257.5	245.6	235.5
Other Wealth	180.8	175.2	170.8
Corporate and Other	(6.7)	(4.4)	2.0
Total assets under management and administration	$934.2	$903.9	$882.7

1	Manulife Bank new loan volumes are no longer being reported as sales.

Manulife Financial Corporation – Second Quarter 2016

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division

	Quarterly Results			YTD Results
($ millions)	2Q16	1Q16	2Q15	2016	2015
Wealth and Asset Management
Asia	$37	$38	$43	$75	$85
Canada	46	39	36	85	66
U.S.	68	64	74	132	142
Corporate and Other	1	(1)	7	-	15
Total Wealth and Asset Management	152	140	160	292	308
Insurance
Asia	232	249	178	481	362
Canada	174	172	141	346	254
U.S.	151	183	186	334	364
Total Insurance	557	604	505	1,161	980
Other Wealth
Asia	73	84	62	157	115
Canada
Manulife Bank	25	30	36	55	70
Canada excluding Manulife Bank	88	97	90	185	174
Total Canada	113	127	126	240	244
U.S.	142	142	125	284	253
Total Other Wealth	328	353	313	681	612
Corporate and Other	(204)	(192)	(76)	(396)	(201)
Total core earnings	$833	$905	$902	$1,738	$1,699

E       RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2015 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

E1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2015 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Manulife Financial Corporation – Second Quarter 2016

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2016			December 31, 2015
($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,973	$4,330	$1,648	$6,642	$4,909	$1,740
Guaranteed minimum withdrawal benefit	68,895	59,753	9,258	73,232	65,090	9,231
Guaranteed minimum accumulation benefit	19,968	20,297	67	19,608	23,231	72
Gross living benefits(2)	94,836	84,380	10,973	99,482	93,230	11,043
Gross death benefits(3)	12,615	16,206	1,538	13,693	13,158	1,704
Total gross of reinsurance	107,451	100,586	12,511	113,175	106,388	12,747
Living benefits reinsured	5,217	3,803	1,416	5,795	4,312	1,486
Death benefits reinsured	3,455	3,116	611	3,874	3,501	682
Total reinsured	8,672	6,919	2,027	9,669	7,813	2,168
Total, net of reinsurance	$98,779	$93,667	$10,484	$103,506	$98,575	$10,579

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2016 was $10,484 million (December 31, 2015 – $10,579 million) of which: US$6,293 million (December 31, 2015 – US$6,046 million) was on our U.S. business, $1,395  million (December 31, 2015 – $1,564 million) was on our Canadian business, US$417 million (December 31, 2015 – US$190 million) was on our Japan business and US$278 million (December 31, 2015 – US$277 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance was $10.5 billion at June 30, 2016 in line with December 31, 2015.

The policy liabilities established for variable annuity and segregated fund guarantees were $11,281 million at June 30, 2016 (December 31, 2015 - $7,469 million).  For non-dynamically hedged business, policy liabilities increased from $840 million at December 31, 2015 to $1,076 million at June 30, 2016. For the dynamically hedged business, the policy liabilities increased from $6,629 million at December 31, 2015 to $10,205 million at June 30, 2016.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2015 is primarily due to the impact of the decrease in swap rates in the U.S., Canada, and Japan on the dynamically hedged business.

E2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

E3	Publicly traded equity performance risk

As outlined in our 2015 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2015 Annual Report).

Manulife Financial Corporation – Second Quarter 2016

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders and on MLI’s MCCSR ratio could be considerably more than shown. Refer to section F2 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at June 30, 2016
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,510)	$(3,420)	$(1,570)	$1,250	$2,190	$2,870
Asset based fees	(420)	(280)	(140)	140	280	420
General fund equity investments(5)	(970)	(650)	(310)	290	600	900
Total underlying sensitivity before hedging	(6,900)	(4,350)	(2,020)	1,680	3,070	4,190
Impact of macro and dynamic hedge assets(6)	5,020	3,170	1,480	(1,360)	(2,530)	(3,400)
Net potential impact on net income after impact of hedging	$(1,880)	$(1,180)	$(540)	$320	$540	$790
As at December 31, 2015
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,180)	$(3,140)	$(1,410)	$1,080	$1,860	$2,420
Asset based fees	(470)	(310)	(160)	160	310	470
General fund equity investments(5)	(1,030)	(680)	(340)	330	670	1,020
Total underlying sensitivity before hedging	(6,680)	(4,130)	(1,910)	1,570	2,840	3,910
Impact of macro and dynamic hedge assets(6)	4,750	2,920	1,360	(1,240)	(2,250)	(3,090)
Net potential impact on net income after impact of hedging	$(1,930)	$(1,210)	$(550)	$330	$590	$820

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F2 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation – Second Quarter 2016

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
June 30, 2016	(13)	(8)	(4)	1	2	4
December 31, 2015	(14)	(7)	(4)	1	3	7

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at
($ millions)	June 30, 2016	December 31, 2015
For variable annuity guarantee dynamic hedging strategy	$15,400	$13,600
For macro equity risk hedging strategy	5,600	5,600
Total	$21,000	$19,200

E4	Interest rate and spread risk

As at June 30, 2016, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil million, and to a 50 basis point increase in interest rates to be a benefit of nil million, after rounding results to the nearest $100 million.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used to calculate our actuarial liabilities, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income attributed to shareholders of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The potential impact on net income attributed to shareholders does not take into account any future potential changes to the URR assumptions or calibration criteria for stochastic risk free rates which are promulgated periodically by the Actuarial Standards Board (“ASB”), or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. Interest rates are lower than they were when the current URR assumptions and calibration criteria for stochastic risk free rates were promulgated, and therefore, there may be a downward bias when the ASB updates the promulgation, which we expect to occur in 2017. While the magnitude of any potential changes to the promulgation is unknown, as of December 31, 2015 the impact of a 10 basis point decrease in the promulgated URR assumptions and a commensurate change in the calibration criteria for stochastic risk free rates is estimated to be a charge to net income attributed to shareholders of $300 million. The actual impact could differ from the Company’s estimate.1

1	See “Caution regarding forward-looking statements”.

Manulife Financial Corporation – Second Quarter 2016

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2016				December 31, 2015
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	800		(700)		600		(600)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(8)		4		(6)		4
From fair value changes in AFS fixed income assets held in surplus, if realized	4		(4)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)

The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 8 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2015 was primarily due to normal rebalancing as part of our interest risk hedging program.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on corporate spreads, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	June 30, 2016	December 31, 2015
Corporate spreads(4)
Increase 50 basis points	$800	$700
Decrease 50 basis points	(800)	(700)
Swap spreads
Increase 20 basis points	$(600)	$(500)
Decrease 20 basis points	600	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

The $100 million increase in sensitivity to a 50 basis point decline in corporate spreads from December 31, 2015 was primarily due to interest rate movements in the U.S., Japan and Canada. The $100 million increase in sensitivity to a 20 basis point increase in swap spreads from December 31, 2015 was primarily due to normal rebalancing as part of our interest risk hedging program.

Manulife Financial Corporation – Second Quarter 2016

E5	Alternative long-duration asset (“ALDA”) performance risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	June 30, 2016		December 31, 2015
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,200	$(1,200)	$1,200
Private equities and other ALDA(6)	(1,200)	1,100	(1,100)	1,100
Alternative long-duration assets	$(2,400)	$2,300	$(2,300)	$2,300

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)
Net income impact does not consider any impact of the market correction on assumed future return assumptions. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(5)
Please refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	A 10% market decline in oil and gas holdings, direct and indirect, would result in an estimated $200 million reduction in net income attributed to shareholders.

The increased sensitivity from December 31, 2015 to June 30, 2016 was primarily due to the impact of the decrease in risk free rates in the U.S. and Canada, which decreased the rates at which funds can reinvested, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar during the period.

F      ACCOUNTING MATTERS AND CONTROLS

F1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2015. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 69 to 79 of our 2015 Annual Report.

F2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Manulife Financial Corporation – Second Quarter 2016

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	June 30, 2016		December 31, 2015
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$600	$(600)
100 basis point change in future annual returns for ALDA(2)	3,000	(3,700)	3,000	(3,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2015 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2015 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual return assumptions for ALDA include market growth rates and annual income such as rent, production proceeds, dividends, etc.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.5% per annum in Canada and 17.5% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual ALDA returns from December 31, 2015 to June 30, 2016 was primarily due to the impact of the decrease in risk free rates in the U.S. and Canada, which decreased the rates at which funds can reinvested, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar during the period.

F3	Accounting and reporting changes

Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 for the accounting and reporting changes during the quarter.

Manulife Financial Corporation – Second Quarter 2016

F4	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2016	2016	2015	2015	2015	2015	2014	2014
Revenue
Premium income
Life and health insurance	$5,497	$5,728	$5,331	$5,092	$4,708	$4,589	$4,305	$4,072
Annuities and pensions	1,209	1,000	1,381	1,141	869	814	528	556
Premiums ceded, net of ceded commission and additional consideration relating to Closed Block reinsurance transaction	-	-	-	(7,996)	-	-	-	-
Net premium income	6,706	6,728	6,712	(1,763)	5,577	5,403	4,833	4,628
Investment income	3,213	3,300	2,899	2,708	3,216	2,642	2,664	2,602
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	7,922	8,862	(1,916)	3,672	(10,161)	5,343	6,182	1,561
Other revenue	2,794	2,829	2,694	2,487	2,491	2,426	2,301	2,207
Total revenue	$20,635	$21,719	$10,389	$7,104	$1,123	$15,814	$15,980	$10,998
Income (loss) before income taxes	$947	$1,353	$136	$988	$650	$844	$724	$1,392
Income tax (expense) recovery	(231)	(298)	76	(316)	28	(116)	(17)	(287)
Net income	$716	$1,055	$212	$672	$678	$728	$707	$1,105
Net income attributed to shareholders	$704	$1,045	$246	$622	$600	$723	$640	$1,100
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$833	$905	$859	$870	$902	$797	$713	$755
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience in excess of amounts included in core earnings	60	(340)	(361)	(169)	77	(77)	(403)	320
Direct impact of equity markets, interest rates and ariable annuity guarantee liabilities	(170)	474	(29)	232	(309)	13	377	70
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	-	(52)	-	-	12	-	24
Change in actuarial methods and assumptions	-	12	(97)	(285)	(47)	(22)	(59)	(69)
Net impact of acquisitions and divestitures	(19)	(14)	(39)	(26)	(54)	(30)	12	-
Tax related items	-	1	2	-	31	30	-	-
Other items	-	7	(37)	-	-	-	-	-
Net income attributed to shareholders	$704	$1,045	$246	$622	$600	$723	$640	$1,100
Basic earnings per common share	$0.34	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33	$0.58
Diluted earnings per common share	$0.34	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33	$0.57
Segregated funds deposits	$7,899	$8,693	$8,324	$8,401	$7,790	$8,270	$6,240	$5,509
Total assets (in billions)	$726	$697	$705	$684	$659	$689	$579	$555
Weighted average common shares (in millions)	1,972	1,972	1,972	1,971	1,971	1,936	1,864	1,859
Diluted weighted average common shares (in millions)	1,976	1,976	1,977	1,977	1,992	1,959	1,887	1,883
Dividends per common share	$0.185	$0.185	$0.170	$0.170	$0.170	$0.155	$0.155	$0.155
CDN$ to US$1 - Statement of Financial Position	1.3009	1.2970	1.3841	1.3394	1.2473	1.2682	1.1601	1.1208
CDN$ to US$1 - Statement of Income	1.2889	1.3724	1.3360	1.3089	1.2297	1.2399	1.1356	1.0890

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
For explanations of other items, see “Q2 earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section G3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

F5	Other

No changes were made in our internal control over financial reporting during the three months ended June 30, 2016, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2016

G       OTHER

G1	Quarterly dividend

On August 3, 2016, our Board of Directors approved a quarterly shareholders’ dividend of $0.185 per share on the common shares of MFC, payable on and after September 19, 2016 to shareholders of record at the close of business on August 16,  2016.

The Board of Directors also approved that, in respect of MFC’s September 19, 2016 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2016 to shareholders of record at the close of business on August 16, 2016.

Class A Shares Series 2 – $0.29063 per share
Class A Shares Series 3 – $0.28125 per share
Class 1 Shares Series 3 – $0.136125 per share
Class 1 Shares Series 4 – $0.122814 per share
Class 1 Shares Series 5 – $0.275 per share
Class 1 Shares Series 7 – $0.2875 per share
Class 1 Shares Series 9 – $0.275 per share

Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 21 – $0.35 per share

G2	Outstanding shares – selected information

Common Shares
As at July 29, 2016 MFC had 1,972,923,270 common shares outstanding.

G3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Interest, Taxes, Depreciation and Amortization (“Core EBITDA”); Core Investment Gains; Constant Currency Basis; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

Manulife Financial Corporation – Second Quarter 2016

6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax-related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Second Quarter 2016

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Core earnings (loss)
Asia Division	$342	$371	$334	$338	$283	$279	$260	$273
Canadian Division	333	338	352	336	303	261	224	243
U.S. Division	361	389	332	375	385	374	338	342
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(125)	(107)	(85)	(66)	(74)	(73)	(112)	(107)
Expected cost of macro hedges	(78)	(86)	(74)	(62)	(46)	(44)	(47)	(46)
Investment-related experience included in core earnings	-	-	-	(51)	51	-	50	50
Total core earnings	833	905	859	870	902	797	713	755
Investment-related experience outside of core earnings	60	(340)	(361)	(169)	77	(77)	(403)	320
Core earnings plus investment-related experience outside of core earnings	893	565	498	701	979	720	310	1,075
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(170)	474	(29)	232	(309)	13	377	70
Recapture of reinsurance treaties	-	-	(52)	-	-	12	-	24
Change in actuarial methods and assumptions	-	12	(97)	(285)	(47)	(22)	(59)	(69)
Integration and acquisition costs	(19)	(14)	(39)	(26)	(54)	(30)	12	-
Tax related items	-	1	2	-	31	30	-	-
Other items	-	7	(37)	-	-	-	-	-
Net income attributed to shareholders	$704	$1,045	$246	$622	$600	$723	$640	$1,100
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(97)	$(150)	$77	$(419)	$28	$15	$(142)	$(35)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(113)	407	(97)	647	(362)	13	533	165
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	40	217	(9)	4	25	(15)	(14)	(15)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-	-	-	-	-	-	-	(45)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(170)	$474	$(29)	$232	$(309)	$13	$377	$70

Manulife Financial Corporation – Second Quarter 2016

Asia Division

	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Asia Division core earnings	$342	$371	$334	$338	$283	$279	$260	$273
Investment-related experience outside of core earnings	(25)	(20)	(3)	21	7	-	(2)	27
Core earnings plus investment-related experience outside of core earnings	317	351	331	359	290	279	258	300
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(287)	(238)	76	(248)	15	(17)	78	32
Tax-related items	-	10	2	-	(2)	20	-	-
Integration and acquisition costs	(2)	(2)	-	-	-	-	-	-
Net income attributed to shareholders(1)	$28	$121	$409	$111	$303	$282	$336	$332

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Canadian Division

	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Canadian Division core earnings	$333	$338	$352	$336	$303	$261	$224	$243
Investment-related experience outside of core earnings	(88)	(78)	(180)	(144)	14	(81)	(199)	19
Core earnings plus investment-related experience outside of core earnings	245	260	172	192	317	180	25	262
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	130	346	(201)	97	(114)	(65)	48	-
Recapture of reinsurance treaty and tax-related items	-	-	(52)	-	1	12	-	24
Integration and acquisition costs	(16)	(6)	(23)	(13)	(14)	(9)	-	-
Net income (loss) attributed to shareholders(1)	$359	$600	$(104)	$276	$190	$118	$73	$286

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

U.S. Division

	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
U.S. Division core earnings	$361	$389	$332	$375	$385	$374	$338	$342
Investment-related experience outside of core earnings	93	(233)	(146)	(34)	64	(9)	(154)	319
Core earnings plus investment-related experience outside of core earnings	454	156	186	341	449	365	184	661
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(47)	82	142	174	(251)	99	322	18
Integration and acquisition costs	-	(4)	(5)	(8)	(32)	-	-	-
Other items	-	7	-	-	-	-	-	-
Net income attributed to shareholders(1)	$407	$241	$323	$507	$166	$464	$506	$679

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – Second Quarter 2016

Corporate and Other

	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(125)	$(107)	$(85)	$(66)	$(74)	$(73)	$(112)	$(107)
Expected cost of macro hedges	(78)	(86)	(74)	(62)	(46)	(44)	(47)	(46)
Investment-related experience included in core earnings	-	-	-	(51)	51	-	50	50
Total core loss	(203)	(193)	(159)	(179)	(69)	(117)	(109)	(103)
Investment-related experience outside of core earnings	80	(9)	(32)	(12)	(8)	13	(48)	(45)
Core loss plus investment-related experience outside of core earnings	(123)	(202)	(191)	(191)	(77)	(104)	(157)	(148)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	34	284	(46)	209	41	(4)	(71)	20
Changes in actuarial methods and assumptions	-	12	(97)	(285)	(47)	(22)	(59)	(69)
Integration and acquisition costs	(1)	(2)	(11)	(5)	(8)	(21)	12	-
Tax-related items	-	(9)	-	-	32	10	-	-
Other items	-	-	(37)	-	-	-	-	-
Net income (loss) attributed to shareholders(1)	$(90)	$83	$(382)	$(272)	$(59)	$(141)	$(275)	$(197)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.  The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q16. Measures that are reported on a constant currency basis include growth in sales, gross flows, premiums and deposits, Core EBITDA, Asia NBV, and assets under management and administration.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	2Q16	1Q16	2Q 2015
Net premium income and investment contract deposits	$6,773	$6,768	$5,670
Deposits from policyholders	7,376	8,038	7,280
Mutual fund deposits	17,270	17,812	17,787
Institutional advisory account deposits	2,879	3,213	10,987
ASO premium equivalents	869	868	851
Group Benefits ceded premiums	1,506	1,034	1,031
Other fund deposits	126	144	117
Total premiums and deposits	36,799	37,877	43,723
Currency impact	-	(1,670)	1,135
Constant currency premiums and deposits	$36,799	$36,207	$44,858

Manulife Financial Corporation – Second Quarter 2016

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company.  It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	June 30, 2016	March 31, 2016	June 30, 2015
Total invested assets	$323,291	$308,450	$295,393
Segregated funds net assets	303,154	298,684	303,589
Assets under management per financial statements	626,445	607,134	598,982
Mutual funds	154,804	151,087	144,663
Institutional advisory accounts (excluding segregated funds)	71,437	67,527	61,855
Other funds	8,293	7,674	8,303
Total assets under management	860,979	833,422	813,803
Other assets under administration	73,248	70,437	68,924
Currency impact	-	3,820	26,696
Constant currency assets under management and administration	$934,227	$907,679	$909,423

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
($ millions)	June 30, 2016	March 31, 2016	June 30, 2015
Total equity	$42,383	$41,351	$38,677
Add AOCI loss on cash flow hedges	415	380	205
Add liabilities for capital instruments	8,132	7,653	6,639
Total capital	$50,930	$49,384	$45,521

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Core EBITDA	$288	$285	$302	$312	$314	$296	$255	$257
Amortization of deferred acquisition costs and other depreciation	77	85	84	84	82	77	63	59
Amortization of deferred sales commissions	26	29	22	27	27	30	22	21
Core earnings before income taxes	185	171	196	201	205	189	170	177
Core income tax (expense) recovery	(33)	(31)	(41)	(34)	(45)	(41)	(41)	(48)
Core earnings	$152	$140	$155	$167	$160	$148	$129	$129

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third-party debt, and pension liabilities, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s

Manulife Financial Corporation – Second Quarter 2016

WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin is calculated as NBV divided by annualized premium equivalents (“APE”) excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products.  Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management businesses and Manulife Bank. The NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Annualized premium equivalent (“APE”) sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products. APE sales are presented for Asia to provide consistency of scope for NBV disclosures and industry practice.

Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the estimated impact of the annual review of actuarial methods and assumptions and the anticipated impact of an update to the ASB’s URR assumptions.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Manulife Financial Corporation – Second Quarter 2016

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and Occupational and Retirement Schemes Ordinance (“ORSO”) businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s system or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Second Quarter 2016

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2016	December 31, 2015
Assets
Cash and short-term securities	$20,902	$17,885
Debt securities	171,912	157,827
Public equities	17,082	16,983
Mortgages	43,506	43,818
Private placements	26,869	27,578
Policy loans	7,318	7,673
Loans to Bank clients	1,801	1,778
Real estate	13,385	15,347
Other invested assets	20,516	20,378
Total invested assets (note 3)	323,291	309,267
Other assets
Accrued investment income	2,142	2,275
Outstanding premiums	767	878
Derivatives (note 4)	42,929	24,272
Reinsurance assets	33,395	35,426
Deferred tax assets	3,855	4,067
Goodwill and intangible assets	9,773	9,384
Miscellaneous	6,919	5,825
Total other assets	99,780	82,127
Segregated funds net assets (note 13)	303,154	313,249
Total assets	$726,225	$704,643
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$301,479	$287,059
Investment contract liabilities (note 5)	3,249	3,497
Deposits from Bank clients	18,570	18,114
Derivatives (note 4)	25,419	15,050
Deferred tax liabilities	1,899	1,235
Other liabilities	16,591	14,953
	367,207	339,908
Long-term debt (note 7)	5,349	1,853
Capital instruments (note 8)	8,132	7,695
Segregated funds net liabilities (note 13)	303,154	313,249
Total liabilities	683,842	662,705
Equity
Preferred shares (note 9)	3,110	2,693
Common shares (note 9)	22,815	22,799
Contributed surplus	287	277
Shareholders' retained earnings	9,377	8,398
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(504)	(521)
Available-for-sale securities	856	345
Cash flow hedges	(415)	(264)
Translation of foreign operations and real estate revaluation surplus	6,040	7,432
Total shareholders' equity	41,566	41,159
Participating policyholders' equity	156	187
Non-controlling interests	661	592
Total equity	42,383	41,938
Total liabilities and equity	$726,225	$704,643
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Second Quarter 2016

Consolidated Statements of Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2016	2015	2016	2015
Revenue
Premium income
Gross premiums	$9,155	$7,449	$18,273	$14,838
Premiums ceded to reinsurers	(2,449)	(1,872)	(4,839)	(3,858)
Net premiums	6,706	5,577	13,434	10,980
Investment income (note 3)
Investment income	3,213	3,216	6,513	5,858
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	7,922	(10,161)	16,784	(4,818)
Net investment income (loss)	11,135	(6,945)	23,297	1,040
Other revenue	2,794	2,491	5,623	4,917
Total revenue	20,635	1,123	42,354	16,937
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,112	5,746	12,610	11,795
Change in insurance contract liabilities	12,107	(7,795)	24,265	(352)
Change in investment contract liabilities	(2)	75	(59)	121
Benefits and expenses ceded to reinsurers	(2,069)	(1,830)	(4,125)	(3,432)
Change in reinsurance assets	(313)	737	(184)	398
Net benefits and claims	15,835	(3,067)	32,507	8,530
General expenses	1,690	1,566	3,327	2,950
Investment expenses	409	379	794	760
Commissions	1,394	1,259	2,775	2,461
Interest expense	258	251	459	567
Net premium taxes	102	85	192	175
Total contract benefits and expenses	19,688	473	40,054	15,443
Income before income taxes	947	650	2,300	1,494
Income tax (expense) recovery	(231)	28	(529)	(88)
Net income	$716	$678	$1,771	$1,406
Net income (loss) attributed to:
Non-controlling interests	$27	$29	$53	$52
Participating policyholders	(15)	49	(31)	31
Shareholders	704	600	1,749	1,323
	$716	$678	$1,771	$1,406
Net income attributed to shareholders	$704	$600	$1,749	$1,323
Preferred share dividends	(37)	(29)	(66)	(58)
Common shareholders' net income	$667	$571	$1,683	$1,265
Earnings per share
Basic earnings per common share (note 9)	$0.34	$0.29	$0.85	$0.65
Diluted earnings per common share (note 9)	0.34	0.29	0.85	0.64
Dividends per common share	0.185	0.170	0.370	0.325
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2016

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2016	2015	2016	2015
Net income	$716	$678	$1,771	$1,406
Other comprehensive income ("OCI") (loss), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	332	(637)	(1,600)	2,031
Net investment hedges	2	20	208	(67)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	444	(484)	799	(71)
Reclassification of net realized gains and impairments to net income	(40)	(79)	(287)	(109)
Cash flow hedges:
Unrealized gains (losses) arising during the period	(37)	73	(156)	1
Reclassification of realized losses to net income	2	2	5	5
Share of other comprehensive income (loss) of associates	1	(2)	-	(2)
Total items that may be subsequently reclassified to net income	704	(1,107)	(1,031)	1,788
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(1)	5	17	(14)
Real estate revaluation reserve	-	-	-	2
Total items that will not be reclassified to net income	(1)	5	17	(12)
Other comprehensive income (loss), net of tax	703	(1,102)	(1,014)	1,776
Total comprehensive income (loss), net of tax	$1,419	$(424)	$757	$3,182
Total comprehensive income (loss) attributed to:
Non-controlling interests	$28	$28	$54	$53
Participating policyholders	(15)	49	(31)	32
Shareholders	1,406	(501)	734	3,097

Income Taxes included in Other Comprehensive Income (Loss)
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2016	2015	2016	2015
Income tax expense (recovery) on
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$(1)	$(2)	$2
Unrealized foreign exchange gains/losses on net investment hedges	(2)	7	73	(24)
Unrealized gains/losses on available-for-sale financial securities	173	(170)	343	(50)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(15)	(11)	(104)	(18)
Unrealized gains/losses on cash flow hedges	(19)	38	(63)	-
Reclassification of realized gains/losses to net income on cash flow hedges	1	2	3	3
Share of other comprehensive loss of associates	-	(1)	-	(1)
Change in pension and other post-employment plans	(1)	1	9	(10)
Real estate revaluation reserve	-	-	-	1
Total income tax expense (recovery)	$137	$(135)	$259	$(97)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2016

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2016	2015
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 9)	425	-
Issuance costs, net of tax	(8)	-
Balance, end of period	3,110	2,693
Common shares
Balance, beginning of period	22,799	20,556
Issued on exercise of stock options	16	23
Issued in exchange of subscription receipts	-	2,206
Balance, end of period	22,815	22,785
Contributed surplus
Balance, beginning of period	277	267
Exercise of stock options and deferred share units	(3)	(4)
Stock option expense	13	12
Balance, end of period	287	275
Shareholders' retained earnings
Balance, beginning of period	8,398	7,624
Net income attributed to shareholders	1,749	1,323
Preferred share dividends	(66)	(58)
Common share dividends	(704)	(630)
Balance, end of period	9,377	8,259
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,992	2,166
Change in actuarial gains (losses) on pension and other post-employment plans	17	(14)
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,392)	1,964
Change in unrealized gains (losses) on available-for-sale financial securities	511	(181)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(151)	6
Change in real estate revaluation reserve	-	1
Share of other comprehensive loss of associates	-	(2)
Balance, end of period	5,977	3,940
Total shareholders' equity, end of period	41,566	37,952
Participating policyholders' equity
Balance, beginning of period	187	156
Net income (loss) attributed to participating policyholders	(31)	31
Other comprehensive income attributed to policyholders	-	1
Balance, end of period	156	188
Non-controlling interests
Balance, beginning of period	592	464
Net income attributed to non-controlling interests	53	52
Other comprehensive income attributed to non-controlling interests	1	1
Contributions, net	15	20
Balance, end of period	661	537
Total equity, end of period	$42,383	$38,677
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2016

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2016	2015
Operating activities
Net income	$1,771	$1,406
Adjustments:
Increase (decrease) in insurance contract liabilities	24,265	(352)
Increase (decrease) in investment contract liabilities	(59)	121
(Increase) decrease in reinsurance assets	(184)	398
Amortization of (premium) discount on invested assets	37	36
Other amortization	267	304
Net realized and unrealized (gains) losses and impairment on assets	(18,722)	4,807
Deferred income tax expense (recovery)	523	(215)
Stock option expense	13	12
Cash provided by operating activities before undernoted items	7,911	6,517
Changes in policy related and operating receivables and payables	(944)	(1,028)
Cash provided by operating activities	6,967	5,489
Investing activities
Purchases and mortgage advances	(50,246)	(37,999)
Disposals and repayments	41,595	31,936
Change in investment broker net receivables and payables	150	(956)
Net cash decrease from purchase of subsidiaries and businesses	(89)	(3,808)
Cash used in investing activities	(8,590)	(10,827)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	652	(300)
Issue of long-term debt, net (note 7)	3,538	-
Redemption of long-term debt	(8)	(550)
Issue of capital instruments, net (note 8)	479	1,094
Redemption of capital instruments	-	(350)
Funds repaid, net	(19)	(4)
Secured borrowing from securitization transactions	548	100
Changes in deposits from Bank clients, net	503	(381)
Shareholders' dividends paid in cash	(795)	(699)
Contributions from non-controlling interests, net	15	20
Common shares issued, net	16	23
Preferred shares issued, net (note 9)	417	-
Cash provided by (used in) financing activities	5,346	(1,047)
Cash and short-term securities
Increase (decrease) during the period	3,723	(6,385)
Effect of foreign exchange rate changes on cash and short-term securities	(511)	920
Balance, beginning of period	17,002	20,437
Balance, end of period	20,214	14,972
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	17,885	21,079
Net payments in transit, included in other liabilities	(883)	(642)
Net cash and short-term securities, beginning of period	17,002	20,437
End of period
Gross cash and short-term securities	20,902	15,647
Net payments in transit, included in other liabilities	(688)	(675)
Net cash and short-term securities, end of period	$20,214	$14,972
Supplemental disclosures on cash flow information
Interest received	$5,321	$4,856
Interest paid	448	542
Income taxes paid	501	471
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2016

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, included on pages 107 to 182 of the Company’s 2015 Annual Report, as well as the disclosures on risk in the shaded area of sections E1 to E5 of the second quarter 2016 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2016 were authorized for issue by MFC’s Board of Directors on August 4, 2016.

Note 2	Future Accounting and Reporting Changes

(I)	Amendments to IFRS 2 “Share-Based Payment”

Amendments to IFRS 2 “Share-based Payment” were issued in June 2016, and are effective for annual periods beginning on or after January 1, 2018.  The amendments clarify the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; provide guidance on the classification of share-based payment transactions with net settlement features for withholding tax obligations; and clarify accounting for modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(II)	Amendments to IFRS 15 “Revenue from Contracts with Customers”

Amendments to IFRS 15 “Revenue from Contracts with Customers” were issued in April 2016, and are effective for annual periods beginning on or after January 1, 2018.  The amendments clarify when a promised good or service is separately identifiable from other promises in a contract; provide clarifications on how to apply the principal versus agent application guidance; and provide clarifications on how an entity will evaluate the nature of a promise to grant a license of intellectual property to determine whether the promise is satisfied over time or at a point in time.  In addition to the clarifications, the amendments include two practical expedients to alleviate transition burden.  The new practical expedients allow an entity that uses the full retrospective approach to only apply IFRS 15 to contracts that are not completed as at the beginning of the earliest period presented.  In addition, entities are allowed to determine the aggregate effect of all of the modifications that occurred between contract inception and the earliest date presented, rather than accounting for the effects of each modification separately. The Company is assessing the impact of these amendments concurrent with the adoption of IFRS 15.

Manulife Financial Corporation – Second Quarter 2016

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at June 30, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$348	$17,640	$2,914	$20,902	$20,902
Debt securities(5)
Canadian government and agency	18,885	6,399	-	25,284	25,284
U.S. government and agency	15,424	14,307	-	29,731	29,731
Other government and agency	20,855	2,187	-	23,042	23,042
Corporate	85,914	4,888	-	90,802	90,802
Mortgage/asset-backed securities	2,773	280	-	3,053	3,053
Public equities	14,860	2,222	-	17,082	17,082
Mortgages	-	-	43,506	43,506	45,824
Private placements	-	-	26,869	26,869	29,858
Policy loans	-	-	7,318	7,318	7,318
Loans to Bank clients	-	-	1,801	1,801	1,807
Real estate
Own use property	-	-	1,319	1,319	2,440
Investment property	-	-	12,066	12,066	12,066
Other invested assets
Alternative long-duration assets(6)	9,182	95	7,431	16,708	17,001
Various other	149	-	3,659	3,808	3,808
Total invested assets	$168,390	$48,018	$106,883	$323,291	$330,018
As at December 31, 2015	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$574	$13,548	$3,763	$17,885	$17,885
Debt securities(5)
Canadian government and agency	16,965	4,318	-	21,283	21,283
U.S. government and agency	15,964	12,688	-	28,652	28,652
Other government and agency	17,895	1,688	-	19,583	19,583
Corporate	80,269	4,925	-	85,194	85,194
Mortgage/asset-backed securities	2,797	318	-	3,115	3,115
Public equities	14,689	2,294	-	16,983	16,983
Mortgages	-	-	43,818	43,818	45,307
Private placements	-	-	27,578	27,578	29,003
Policy loans	-	-	7,673	7,673	7,673
Loans to Bank clients	-	-	1,778	1,778	1,782
Real estate
Own use property	-	-	1,379	1,379	2,457
Investment property	-	-	13,968	13,968	13,968
Other invested assets
Alternative long-duration assets(6)	8,952	76	7,253	16,281	16,261
Various other	163	-	3,934	4,097	4,097
Total invested assets	$158,268	$39,855	$111,144	$309,267	$313,243

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,817 (December 31, 2015 – $4,796), cash equivalents with maturities of less than 90 days at acquisition amounting to $13,172 (December 31, 2015 – $9,326) and cash of $2,913 (December 31, 2015 - $3,763).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,009 and $10, respectively (December 31, 2015 – $905 and $39, respectively).

(6)
Include investments in private equity of $3,969, power and infrastructure of $5,695, oil and gas of $1,833, timber and agriculture sectors of $4,740 and various other invested assets of $471 (December 31, 2015 – $3,754,  $5,260,  $1,740, $5,092 and $435, respectively).

Manulife Financial Corporation – Second Quarter 2016

(b)	Investment income (loss)

	three months ended		six months ended
	June 30,		June 30,
For the	2016	2015	2016	2015
Interest income	$2,565	$2,581	$5,223	$5,066
Dividend, rental and other income	537	554	961	873
Net recoveries (impairments and provisions)	(16)	(25)	(147)	(195)
Other	127	106	476	114
	3,213	3,216	6,513	5,858
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	4,617	(6,079)	8,596	(3,396)
Public equities	205	(93)	203	358
Mortgages	16	12	43	39
Private placements	(69)	(66)	(94)	(102)
Real estate	(38)	156	(6)	585
Other invested assets	261	(16)	222	214
Derivatives, including macro equity hedging program	2,930	(4,075)	7,820	(2,516)
	7,922	(10,161)	16,784	(4,818)
Total investment income (loss)	$11,135	$(6,945)	$23,297	$1,040

(c)	Fair value measurement

The following tables present fair value of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by the fair value hierarchy.

As at June 30, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$348	$-	$348	$-
AFS	17,640	-	17,640	-
Other	2,914	2,914	-	-
Debt securities(1)
FVTPL
Canadian government and agency	18,885	-	16,887	1,998
U.S. government and agency	15,424	-	14,468	956
Other government and agency	20,855	-	20,441	414
Corporate	85,914	2	82,100	3,812
Residential mortgage/asset-backed securities	10	-	8	2
Commercial mortgage/asset-backed securities	744	-	231	513
Other securitized assets	2,019	-	1,966	53
AFS
Canadian government and agency	6,399	-	6,217	182
U.S. government and agency	14,307	-	14,293	14
Other government and agency	2,187	-	2,137	50
Corporate	4,888	-	4,618	270
Residential mortgage/asset-backed securities	20	-	19	1
Commercial mortgage/asset-backed securities	122	-	41	81
Other securitized assets	138	-	134	4
Public equities
FVTPL	14,860	14,856	1	3
AFS	2,222	2,220	2	-
Real estate - investment property(2)	12,066	-	-	12,066
Other invested assets(3)	13,190	-	-	13,190
Segregated funds net assets(4)	303,154	266,281	32,159	4,714
Total	$538,306	$286,273	$213,710	$38,323

Manulife Financial Corporation – Second Quarter 2016

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$574	$-	$574	$-
AFS	13,548	-	13,548	-
Other	3,763	3,763	-	-
Debt securities(1)
FVTPL
Canadian government and agency	16,965	-	15,299	1,666
U.S. government and agency	15,964	-	15,119	845
Other government and agency	17,895	-	17,483	412
Corporate	80,269	2	76,296	3,971
Residential mortgage/asset-backed securities	27	-	12	15
Commercial mortgage/asset-backed securities	718	-	207	511
Other securitized assets	2,052	-	2,004	48
AFS
Canadian government and agency	4,318	-	4,165	153
U.S. government and agency	12,688	-	12,675	13
Other government and agency	1,688	-	1,645	43
Corporate	4,925	-	4,607	318
Residential mortgage/asset-backed securities	49	-	41	8
Commercial mortgage/asset-backed securities	123	-	27	96
Other securitized assets	146	-	141	5
Public equities
FVTPL	14,689	14,686	2	1
AFS	2,294	2,292	2	-
Real estate - investment property(2)	13,968	-	-	13,968
Other invested assets(3)	12,977	-	-	12,977
Segregated funds net assets(4)	313,249	277,779	30,814	4,656
Total	$532,889	$298,522	$194,661	$39,706

(1)
The debt securities included in Level 3 consist primarily of maturities greater than 30 years for which the Treasury yield curve is not observable and is extrapolated, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For real estate investment property, the significant unobservable inputs are capitalization rates (ranging from 3.75% to 9.75% during the period and ranging from 4.00% to 9.50% during the year 2015) and terminal capitalization rates (ranging from 4.2% to 10.00% during the period and ranging from 4.5% to 9.75% during the year 2015). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.63% to 16.0% (for the year 2015 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2015 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2016

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at June 30, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,506	$45,824	$-	$-	$45,824
Private placements	26,869	29,858	-	24,268	5,590
Policy loans	7,318	7,318	-	7,318	-
Loans to Bank clients	1,801	1,807	-	1,807	-
Real estate - own use property	1,319	2,440	-	-	2,440
Other invested assets(1)	7,326	7,619	49	-	7,570
Total invested assets disclosed at fair value	$88,139	$94,866	$49	$33,393	$61,424
As at December 31, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,818	$45,307	$-	$-	$45,307
Private placements	27,578	29,003	-	23,629	5,374
Policy loans	7,673	7,673	-	7,673	-
Loans to Bank clients	1,778	1,782	-	1,782	-
Real estate - own use property	1,379	2,457	-	-	2,457
Other invested assets(1)	7,401	7,381	-	-	7,381
Total invested assets disclosed at fair value	$89,627	$93,603	$-	$33,084	$60,519

(1)
Other invested assets disclosed at fair value include $3,300 (December 31, 2015 –  $3,549) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and six months ended June 30, 2016 and 2015, the Company had no transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had no transfers from Level 2 to Level 1 during the three and six months ended June 30, 2016 and 2015.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three and six months ended June 30, 2016 and 2015. The Company had no transfers from Level 2 to Level 1 for the three and six months ended June 30, 2016 and 2015.

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Second Quarter 2016

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2016 and 2015.

For the three months ended June 30, 2016	Balance as at April 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at June 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,760	$220	$-	$65	$-	$-	$-	$(47)	$-	$1,998	$209
U.S. government & agency	880	76	-	-	-	-	-	-	-	956	75
Other government & agency	421	(3)	-	24	(17)	-	-	-	(11)	414	(4)
Corporate	3,746	162	-	136	(43)	(43)	-	(163)	17	3,812	160
Residential mortgage/ asset-backed securities	10	-	-	-	(8)	-	-	-	-	2	-
Commercial mortgage/ asset-backed securities	447	6	-	72	(12)	(1)	-	-	1	513	5
Other securitized assets	55	1	-	-	(1)	(1)	-	-	(1)	53	-
	7,319	462	-	297	(81)	(45)	-	(210)	6	7,748	445
AFS
Canadian government & agency	162	13	7	-	-	-	-	-	-	182	-
U.S. government & agency	13	-	1	-	-	-	-	-	-	14	-
Other government & agency	47	-	-	7	(4)	-	-	-	-	50	-
Corporate	289	1	2	15	(20)	(1)	-	(17)	1	270	-
Residential mortgage/ asset-backed securities	6	-	-	-	(5)	(1)	-	-	1	1	-
Commercial mortgage/ asset-backed securities	71	-	1	11	-	(1)	-	-	(1)	81	-
Other securitized assets	5	-	-	-	-	-	-	-	(1)	4	-
	593	14	11	33	(29)	(3)	-	(17)	-	602	-
Public equities
FVTPL	1	-	-	2	-	-	-	-	-	3	-
	1	-	-	2	-	-	-	-	-	3	-
Real estate - investment property	13,561	8	-	55	(1,615)	-	-	-	57	12,066	55
Other invested assets	12,582	246	5	546	(5)	(192)	-	-	8	13,190	264
	26,143	254	5	601	(1,620)	(192)	-	-	65	25,256	319
Segregated funds net assets	4,684	73	-	64	(53)	(7)	(55)	-	8	4,714	60
Total	$38,740	$803	$16	$997	$(1,783)	$(247)	$(55)	$(227)	$79	$38,323	$824

Manulife Financial Corporation – Second Quarter 2016

For the three months ended June 30, 2015	Balance as at April 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at June 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$912	$(67)	$-	$257	$(178)	$-	$-	$(207)	$(2)	$715	$(64)
U.S. government & agency	905	(83)	-	-	-	-	-	-	(21)	801	(83)
Other government & agency	424	2	-	10	(32)	-	-	-	(12)	392	2
Corporate	3,405	(230)	-	268	(1)	(17)	-	(12)	(59)	3,354	(219)
Residential mortgage/ asset-backed securities	142	1	-	-	-	(8)	-	-	(1)	134	-
Commercial mortgage/ asset-backed securities	565	(4)	-	41	-	(34)	-	-	(9)	559	(3)
Other securitized assets	66	(1)	-	-	-	(2)	6	-	(1)	68	(1)
	6,419	(382)	-	576	(211)	(61)	6	(219)	(105)	6,023	(368)
AFS				-
Canadian government & agency	1,317	(15)	(69)	80	(238)	-	-	(22)	(2)	1,051	-
U.S. government & agency	14	-	(1)	-	-	-	-	-	(1)	12	-
Other government & agency	50	-	-	3	(4)	-	-	-	(1)	48	-
Corporate	254	(2)	(6)	20	(4)	(2)	-	-	(6)	254	-
Residential mortgage/ asset-backed securities	29	-	-	-	-	(3)	-	-	1	27	-
Commercial mortgage/ asset-backed securities	90	-	(1)	-	-	(2)	-	-	(1)	86	-
Other securitized assets	14	-	-	-	-	(2)	5	-	1	18	-
	1,768	(17)	(77)	103	(246)	(9)	5	(22)	(9)	1,496	-
Public equities				-
AFS	2	-	-	-	(2)	-	-	-	-	-	-
	2	-	-	-	(2)	-	-	-	-	-	-
Real estate - investment property	11,435	151	-	773	-	-	-	-	(113)	12,246	151
Other invested assets	11,266	(7)	(3)	494	(45)	(190)	-	-	(170)	11,345	(5)
	22,701	144	(3)	1,267	(45)	(190)	-	-	(283)	23,591	146
Segregated funds net assets	4,631	10	-	46	(20)	52	-	-	(48)	4,671	2
Total	$35,521	$(245)	$(80)	$1,992	$(524)	$(208)	$11	$(241)	$(445)	$35,781	$(220)

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.

(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.

(3)	Purchases in 2015 include assets acquired with the Canadian-based operations of Standard Life plc (“Standard Life”).

(4)
Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife U.S. REIT in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the REIT and owns approximately 9.5% of its equity.

(5)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation – Second Quarter 2016

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2016 and 2015:

For the six months ended June 30, 2016	Balance as at January 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at June 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,666	$290	$-	$107	$-	$-	$-	$(64)	$(1)	$1,998	$268
U.S. government & agency	845	127	-	39	-	-	-	-	(55)	956	127
Other government & agency	412	14	-	26	(23)	(4)	-	(1)	(10)	414	13
Corporate	3,971	268	-	245	(118)	(47)	-	(444)	(63)	3,812	262
Residential mortgage/ asset-backed securities	15	-	-	-	(11)	(1)	-	-	(1)	2	-
Commercial mortgage/ asset-backed securities	511	9	-	109	(26)	(3)	-	(61)	(26)	513	7
Other securitized assets	48	2	-	10	(1)	(3)	-	-	(3)	53	1
	7,468	710	-	536	(179)	(58)	-	(570)	(159)	7,748	678
AFS
Canadian government & agency	153	30	(2)	-	-	-	-	-	1	182	-
U.S. government & agency	13	-	2	-	-	-	-	-	(1)	14	-
Other government & agency	43	-	2	9	(5)	-	-	-	1	50	-
Corporate	318	3	1	22	(25)	(3)	-	(46)	-	270	-
Residential mortgage/ asset-backed securities	8	-	-	-	(6)	(1)	-	-	-	1	-
Commercial mortgage/ asset-backed securities	96	-	2	12	-	(1)	-	(23)	(5)	81	-
Other securitized assets	5	1	1	-	-	(2)	-	-	(1)	4	-
	636	34	6	43	(36)	(7)	-	(69)	(5)	602	-
Public equities
FVTPL	1	-	-	2	-	-	-	-	-	3	-
	1	-	-	2	-	-	-	-	-	3	-
Real estate - investment property	13,968	31	-	205	(1,622)	-	-	-	(516)	12,066	77
Other invested assets	12,977	227	6	1,004	(24)	(339)	-	-	(661)	13,190	261
	26,945	258	6	1,209	(1,646)	(339)	-	-	(1,177)	25,256	338
Segregated funds net assets	4,656	72	-	276	(99)	(17)	(12)	(4)	(158)	4,714	63
Total	$39,706	$1,074	$12	$2,066	$(1,960)	$(421)	$(12)	$(643)	$(1,499)	$38,323	$1,079

Manulife Financial Corporation – Second Quarter 2016

For the six months ended June 30, 2015	Balance as at January 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at June 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$4	$-	$354	$(347)	$-	$-	$(304)	$2	$715	$(8)
U.S. government & agency	808	(64)	-	-	-	-	-	-	57	801	(63)
Other government & agency	437	7	-	16	(64)	(7)	-	(6)	9	392	7
Corporate	3,150	(142)	-	357	(9)	(25)	53	(139)	109	3,354	(120)
Residential mortgage/ asset-backed securities	133	3	-	-	-	(14)	-	-	12	134	3
Commercial mortgage/ asset-backed securities	577	3	-	41	-	(74)	-	(31)	43	559	4
Other securitized assets	61	-	-	-	-	(4)	6	-	5	68	-
	6,172	(189)	-	768	(420)	(124)	59	(480)	237	6,023	(177)
AFS
Canadian government & agency	884	(2)	(14)	445	(238)	-	-	(22)	(2)	1,051	-
U.S. government & agency	12	-	(1)	-	-	-	-	-	1	12	-
Other government & agency	54	-	1	4	(9)	(1)	-	(1)	-	48	-
Corporate	234	(1)	(3)	22	(11)	(6)	16	-	3	254	-
Residential mortgage/ asset-backed securities	28	1	-	-	-	(5)	-	-	3	27	-
Commercial mortgage/ asset-backed securities	83	-	2	-	-	(5)	-	-	6	86	-
Other securitized assets	13	-	-	-	-	(2)	5	-	2	18	-
	1,308	(2)	(15)	471	(258)	(19)	21	(23)	13	1,496	-
Public equities
FVTPL	2	(1)	-	-	-	-	-	-	(1)	-	(1)
AFS	-	-	-	2	(2)	-	-	-	-	-	-
	2	(1)	-	2	(2)	-	-	-	(1)	-	(1)
Real estate - investment property	9,270	588	-	1,942	-	-	-	-	446	12,246	588
Other invested assets	10,231	75	-	1,028	(256)	(373)	-	-	640	11,345	(22)
	19,501	663	-	2,970	(256)	(373)	-	-	1,086	23,591	566
Segregated funds net assets	2,591	32	-	1,955	(150)	52	-	-	191	4,671	23
Total	$29,574	$503	$(15)	$6,166	$(1,086)	$(464)	$80	$(503)	$1,526	$35,781	$411

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.

(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.

(3)	Purchases in 2015 include assets acquired with the Canadian-based operations of Standard Life plc (“Standard Life”).

(4)
Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife U.S. REIT in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the REIT and owns approximately 9.5% of its equity.

(5)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of the period.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Second Quarter 2016

Note 4	Derivative and Hedging Instruments

Fair value of derivatives

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		June 30, 2016			December 31, 2015
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$2,397	$-	$817	$2,077	$1	$553
	Foreign currency swaps	89	-	9	95	1	3
Cash flow hedges	Foreign currency swaps	1,297	9	537	826	-	476
	Forward contracts	303	-	18	351	-	43
	Equity contracts	166	2	9	98	-	3
Total derivatives in qualifying hedge accounting relationships		4,252	11	1,390	3,447	2	1,078
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	318,267	39,554	22,321	315,230	22,771	11,935
	Interest rate futures	14,424	-	-	9,455	-	-
	Interest rate options	7,514	442	-	5,887	200	-
	Foreign currency swaps	10,921	537	1,645	9,382	331	1,758
	Currency rate futures	6,517	-	-	5,746	-	-
	Forward contracts	13,432	1,937	1	13,393	520	241
	Equity contracts	11,943	435	62	11,251	438	38
	Credit default swaps	807	13	-	748	10	-
	Equity futures	21,379	-	-	19,553	-	-
Total derivatives not designated in qualifying hedge accounting relationships		405,204	42,918	24,029	390,645	24,270	13,972
Total derivatives		$409,456	$42,929	$25,419	$394,092	$24,272	$15,050

The total notional value of $409 billion (December 31, 2015 – $394 billion) includes $237 billion (December 31, 2015 – $225 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and the Company’s macro equity risk hedging programs. As a result of the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in lower net fair value exposure to the Company than what the gross notional amount would suggest.

Fair value of derivative instruments is summarized by term to maturity in the following table.  The fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at June 30, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,045	$1,208	$1,129	$39,547	$42,929
Derivative liabilities	212	542	626	24,039	25,419
	Remaining term to maturity
As at December 31, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$362	$689	$593	$22,628	$24,272
Derivative liabilities	298	676	632	13,444	15,050

Manulife Financial Corporation – Second Quarter 2016

The following tables present fair value of derivative contracts categorized by hierarchy.

As at June 30, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$41,901	$-	$39,849	$2,052
Foreign exchange contracts	578	-	575	3
Equity contracts	437	-	96	341
Credit default swaps	13	-	13	-
Total derivative assets	$42,929	$-	$40,533	$2,396
Derivative liabilities
Interest rate contracts	$23,138	$-	$22,435	$703
Foreign exchange contracts	2,210	-	2,209	1
Equity contracts	71	-	7	64
Total derivative liabilities	$25,419	$-	$24,651	$768
As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$23,475	$-	$22,767	$708
Foreign exchange contracts	349	-	339	10
Equity contracts	438	-	79	359
Credit default swaps	10	-	10	-
Total derivative assets	$24,272	$-	$23,195	$1,077
Derivative liabilities
Interest rate contracts	$12,700	$-	$11,997	$703
Foreign exchange contracts	2,309	-	2,309	-
Equity contracts	41	-	17	24
Total derivative liabilities	$15,050	$-	$14,323	$727

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three month ended June 30,		six months ended June 30,
For the	2016	2015	2016	2015
Balance at the beginning of the period	$1,012	$1,247	$350	$1,105
Net realized / unrealized gains (losses) included in:
Net income(1)	690	(758)	1,495	(609)
OCI(2)	(4)	15	(6)	3
Purchases	99	3	129	37
Sales	-	(23)	(148)	(160)
Transfers
Into Level 3(3)	4	-	2	-
Out of Level 3(3)	(186)	(168)	(144)	(143)
Currency movement	13	(28)	(50)	55
Balance at the end of the period	$1,628	$288	$1,628	$288
Change in unrealized gains (losses) on instruments still held	$778	$(775)	$1,544	$(549)

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period).  Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Manulife Financial Corporation – Second Quarter 2016

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.

For the three months ended June 30, 2016, there were no changes in assumptions or model enhancements (June 30, 2015 – increase in insurance and investment contract liabilities of $74 net of reinsurance and a decrease in net income attributed to shareholders of $47). For the six months ended June 30, 2016, the impact of changes in assumptions and model enhancements resulted in a decrease in insurance and investment contract liabilities of $35 net of reinsurance (June 30, 2015 – increase of $104) and an increase in net income attributed to shareholders of $12 (June 30, 2015 – decrease of $69).

(b)	Investment contracts – Fair value measurement

As at June 30, 2016, fair value of the investment contract liabilities measured at fair value was $613 (December 31, 2015 - $785). Carrying value and fair value of the investment contract liabilities measured at amortized cost were $2,636 and $2,959, respectively (December 31, 2015 - $2,712 and $2,832, respectively).

(c)	Gross claims and benefits

The following table presents a breakdown of gross claims and benefits for the three and six months ended June 30, 2016 and 2015.

	three months ended June 30,		six months ended June 30,
For the	2016	2015	2016	2015
Death, disability and other claims	$3,523	$3,214	$6,999	$6,536
Maturity and surrender benefits	1,528	1,398	3,231	2,975
Annuity payments	1,047	1,026	2,145	2,036
Policyholder dividends and experience rating refunds	288	300	530	629
Net transfers from segregated funds	(274)	(192)	(295)	(381)
Total	$6,112	$5,746	$12,610	$11,795

Note 6	Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2015 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management ” section of the Management Discussion and Analysis (“MD&A”) in the 2015 Annual Report.

(a)	Risk disclosures included in second quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E1 to E5 of the Second Quarter 2016 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these Interim Consolidated Financial Statements.

(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

Manulife Financial Corporation – Second Quarter 2016

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at June 30, 2016	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$93	$1,502	$4,002	$2,204	$10	$-	$7,811
Office	78	1,501	3,198	2,313	98	16	7,204
Multi-family residential	785	1,157	1,806	727	-	-	4,475
Industrial	21	309	1,463	876	177	-	2,846
Other	451	256	1,231	593	64	-	2,595
Total commercial mortgages	1,428	4,725	11,700	6,713	349	16	24,931
Agricultural mortgages	-	147	60	479	153	-	839
Private placements	995	3,573	9,557	10,811	1,073	860	26,869
Total	$2,423	$8,445	$21,317	$18,003	$1,575	$876	$52,639
As at December 31, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$109	$1,307	$4,419	$2,135	$10	$5	$7,985
Office	112	944	3,301	2,444	286	50	7,137
Multi-family residential	862	1,227	1,630	905	-	-	4,624
Industrial	30	303	1,213	1,262	23	-	2,831
Other	487	270	1,083	870	70	-	2,780
Total commercial mortgages	1,600	4,051	11,646	7,616	389	55	25,357
Agricultural mortgages	-	-	230	540	168	-	938
Private placements	1,030	3,886	9,813	10,791	1,113	945	27,578
Total	$2,630	$7,937	$21,689	$18,947	$1,670	$1,000	$53,873

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	June 30, 2016			December 31, 2015
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,861	$9,857	$17,718	$8,027	$9,478	$17,505
Non-performing(1)	5	13	18	7	11	18
Loans to Bank clients
Performing	n/a	1,800	1,800	n/a	1,778	1,778
Non-performing(1)	n/a	1	1	n/a	-	-
Total	$7,866	$11,671	$19,537	$8,034	$11,267	$19,301

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(ii)	Past due or credit impaired financial assets

The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

Manulife Financial Corporation – Second Quarter 2016

	Past due but not impaired
As at June 30, 2016	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$2	$-	$2	$21	$-
AFS	22	1	23	-	-
Private placements	894	-	894	112	110
Mortgages and loans to Bank clients	50	22	72	19	22
Other financial assets	78	19	97	1	-
Total	$1,046	$42	$1,088	$153	$132
	Past due but not impaired
As at December 31, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$92	$-	$92	$15	$-
AFS	3	1	4	-	-
Private placements	214	-	214	114	72
Mortgages and loans to Bank clients	51	23	74	31	29
Other financial assets	12	26	38	1	-
Total	$372	$50	$422	$161	$101

(c)	Securities lending, repurchase and reverse repurchase transactions

As at June 30, 2016, the Company had loaned securities (which are included in invested assets) with a market value of $1,798 (December 31, 2015 – $648). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at June 30, 2016, the Company had engaged in reverse repurchase transactions of $1,174 (December 31, 2015 – $547) which are recorded as short-term receivables. There were outstanding repurchase agreements of $921 as at June 30, 2016 (December 31, 2015 – $269) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

The following tables provide details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$39	$-	1
AA	155	2	1
A	455	8	3
BBB	158	3	4
Total single name CDSs	$807	$13	3
Total CDS protection sold	$807	$13	3

Manulife Financial Corporation – Second Quarter 2016

As at December 31, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$49	$1	2
AA	131	1	1
A	424	7	3
BBB	144	1	4
Total single name CDSs	$748	$10	3
Total CDS protection sold	$748	$10	3

(1)	Rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency then an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company held no purchased credit protection as at June 30, 2016 and December 31, 2015.

(e)	Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2016, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 24 per cent (December 31, 2015 – 21 per cent). As at June 30, 2016, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $6,231 (December 31, 2015 – $4,155). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2015 – nil).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of repurchase and reverse repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation – Second Quarter 2016

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$44,121	$(23,348)	$(20,674)	$99	$99
Securities lending	1,798	-	(1,798)	-	-
Reverse repurchase agreements	1,174	(263)	(911)	-	-
Total financial assets	$47,093	$(23,611)	$(23,383)	$99	$99
Financial liabilities
Derivative liabilities	$(26,545)	$23,348	$2,845	$(352)	$(32)
Repurchase agreements	(921)	263	658	-	-
Total financial liabilities	$(27,466)	$23,611	$3,503	$(352)	$(32)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$25,332	$(13,004)	$(12,260)	$68	$68
Securities lending	648	-	(648)	-	-
Reverse repurchase agreements	547	(33)	(514)	-	-
Total financial assets	$26,527	$(13,037)	$(13,422)	$68	$68
Financial liabilities
Derivative liabilities	$(16,003)	$13,004	$2,711	$(288)	$(49)
Repurchase agreements	(269)	33	236	-	-
Total financial liabilities	$(16,272)	$13,037	$2,947	$(288)	$(49)

(1)	Financial assets and liabilities in the above table include accrued interest of $1,195 and $1,126, respectively (December 31, 2015 – $1,062 and $953, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at June 30, 2016 the Company was over-collateralized on derivative assets,  derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $1,180, $530, $103 and $2, respectively (December 31, 2015 – $680, $498, $43  and nil , respectively). As at June 30, 2016, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation – Second Quarter 2016

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2016	2015
4.70% Senior notes(1),(3)	June 23, 2016	June 23, 2046	US$1,000	$1,292	$-
5.375% Senior notes(2),(3)	March 4, 2016	March 4, 2046	US$750	963	-
4.150% Senior notes(2),(3)	March 4, 2016	March 4, 2026	US$1,000	1,290	-
4.90% Senior notes	September 17, 2010	September 17, 2020	US$500	648	689
7.768% Medium term notes	April 8, 2009	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	November 30, 2010	December 15, 2016	$150	150	150
Other notes payable	n/a	n/a	n/a	7	16
Total				$5,349	$1,853

(1)
Issued by MFC during the quarter, interest is payable semi-annually. The notes may be redeemed in whole, but not in part, at the option of MFC, on June 23, 2021 and thereafter on every June 23, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.

(2)
Issued by MFC during the first quarter. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The numbers of basis points for the 5.375% and 4.150% senior notes are 40 and 35, respectively.

(3)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the remeasurement of these senior notes into Canadian dollars.

(b)	Fair value measurement

Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1).  When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2016, fair value of long-term debt was $5,867 (December 31, 2015 - $2,066). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2016	2015
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	646	646
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027	$1,000	996	995
Subordinated debentures - 3.85% fixed/fixed reset(1)	May 25, 2016	May 25, 2026	$ S500	479	-
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026	$350	348	348
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025	$750	747	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	498	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	499	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	609	649
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	200	200
Subordinated debentures - 3.938% fixed/floating	September 21, 2012	September 21, 2022	$400	412	417
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	499	499
Subordinated note - floating	December 14, 2006	December 15, 2021	$400	400	400
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	550	549
Total				$8,132	$7,695

(1)
Issued by MFC during the quarter, interest is payable semi-annually. After May 25, 2021, the interest rate will reset to equal  the 5-year Singapore Dollar Swap rate plus 1.97%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on May 25, 2021 and thereafter on each interest payment date at a redemption price equal to par, together with accrued and unpaid interest.

Manulife Financial Corporation – Second Quarter 2016

(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2016, fair value of capital instruments was $8,317 (December 31, 2015 – $7,916). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2016		2015
For the periods ended June 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 21(1)	17	425	-	-
Converted, Class 1 shares, Series 3(2)	(2)	(42)	-	-
Issued, Class 1 shares, Series 4(2)	2	42	-	-
Issuance costs, net of tax	-	(8)	-	-
Balance, June 30	127	$3,110	110	$2,693

(1)
On February 25, 2016, MFC issued 16 million of Rate Reset Class 1 Shares Series 21 at a price of $25 per share to raise gross proceeds of $400 and, on March 3, 2016, MFC issued an additional 1 million Class 1 Shares Series 21 pursuant to the exercise in full by the underwriters of their option to purchase additional Class 1 Shares Series 21, for total gross proceeds of $425.

(2)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 3 on June 19, 2016 (the earliest redemption date). 1,664,169 of 8,000,000 Class 1 Shares Series 3 were converted, on a one-for-one basis, into Floating Rate Class 1 Shares Series 4 on June 20, 2016. 6,335,831 Class 1 Shares Series 3 remain outstanding at an annual fixed dividend rate of 2.178% for a five year period commencing on June 20, 2016.

Further information on the preferred shares outstanding is as follows.

As at June 30, 2016	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	Mar 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(4),(5)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(4),(5)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(4),(5)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Total				127	$3,175	$3,110

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, after June 20, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.

Manulife Financial Corporation – Second Quarter 2016

(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30% and Series 21 – 4.97%.

(5)
On the earliest date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.

(b)	Common shares
As at June 30, 2016, there were 34 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2015 – 33 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2016	December 31, 2015
Balance, beginning of period	1,972	1,864
Issued on exercise of stock options and deferred share units	1	2
Issued in exchange for subscription receipts	-	106
Balance, end of period	1,973	1,972

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2016	2015	2016	2015
Weighted average number of common shares	1,972	1,971	1,972	1,953
Dilutive stock-based awards(1)	4	7	4	7
Dilutive convertible instruments	-	14	-	16
Weighted average number of diluted common shares	1,976	1,992	1,976	1,976

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		six months ended
For the	June 30,		June 30,
	2016	2015	2016	2015
Basic earnings per common share	$0.34	$0.29	$0.85	$0.65
Diluted earnings per common share	0.34	0.29	0.85	0.64

Manulife Financial Corporation – Second Quarter 2016

Note 10	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2016	2015	2016	2015
Defined benefit current service cost	$12	$12	$-	$1
Defined benefit administrative expenses	2	2	-	-
Service cost	14	14	-	1
Interest on net defined benefit (asset) liability	7	7	1	1
Defined benefit cost	21	21	1	2
Defined contribution cost	17	17	-	-
Net benefit cost	$38	$38	$1	$2
	Pension plans		Retiree welfare plans
For the six months ended June 30,	2016	2015	2016	2015
Defined benefit current service cost	$25	$23	$-	$1
Defined benefit administrative expenses	3	3	1	-
Service cost	28	26	1	1
Interest on net defined benefit (asset) liability	14	13	2	2
Defined benefit cost	42	39	3	3
Defined contribution cost	36	36	-	-
Net benefit cost	$78	$75	$3	$3

Note 11	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

Manulife Financial Corporation – Second Quarter 2016

On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of the Standard Life Assurance Company of Canada (“SCDA”) on that date. SCDA was acquired by MLI on January 30, 2015.

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information
For the three months ended June 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$103	$20,210	$1,663	$(1,341)	$20,635	$12
Net income (loss) attributed to shareholders	704	785	(142)	(643)	704	1
For the three months ended June 30, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$85	$1,252	$(917)	$703	$1,123	$17
Net income (loss) attributed to shareholders	600	594	(29)	(565)	600	2
For the six months ended June 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$145	$41,518	$3,369	$(2,678)	$42,354	$9
Net income (loss) attributed to shareholders	1,749	1,575	17	(1,592)	1,749	(9)
For the six months ended June 30, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$106	$16,825	$131	$(125)	$16,937	$47
Net income (loss) attributed to shareholders	1,323	1,312	8	(1,320)	1,323	12
Condensed Consolidated Statements of Financial Position Information
As at June 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$150	$316,562	$6,579	$-	$323,291	$6
Total other assets	71,497	117,729	62,314	(151,760)	99,780	1,721
Segregated funds net assets	-	303,154	-	-	303,154	-
Insurance contract liabilities	-	300,569	19,373	(18,463)	301,479	-
Investment contract liabilities	-	3,249	-	-	3,249	-
Segregated funds net liabilities	-	303,154	-	-	303,154	-
Total other liabilities	30,081	83,259	47,991	(85,371)	75,960	1,527
As at December 31, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$122	$303,406	$5,739	$-	$309,267	$5
Total other assets	43,248	97,936	15,491	(74,548)	82,127	1,651
Segregated funds net assets	-	313,249	-	-	313,249	-
Insurance contract liabilities	-	286,418	18,197	(17,556)	287,059	-
Investment contract liabilities	-	3,497	-	-	3,497	-
Segregated funds net liabilities	-	313,249	-	-	313,249	-
Total other liabilities	2,211	69,334	1,445	(14,090)	58,900	1,447

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 14.

Manulife Financial Corporation – Second Quarter 2016

Note 12	Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

The 2015 assets and earnings (net investment income and income tax recovery (expense)) on assets backing capital allocated to each operating segment has been reclassified to align with the methodology used in 2016.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,846	$1,107	$1,523	$21	$5,497
Annuities and pensions	871	157	181	-	1,209
Net premium income	3,717	1,264	1,704	21	6,706
Net investment income	1,397	3,153	6,483	102	11,135
Other revenue	371	937	1,402	84	2,794
Total revenue	5,485	5,354	9,589	207	20,635
Contract benefits and expenses
Life and health insurance	3,583	1,725	5,790	5	11,103
Annuities and pensions	733	2,068	1,931	-	4,732
Net benefits and claims	4,316	3,793	7,721	5	15,835
Interest expense	35	83	7	133	258
Other expenses	1,042	1,055	1,289	209	3,595
Total contract benefits and expenses	5,393	4,931	9,017	347	19,688
Income (loss) before income taxes	92	423	572	(140)	947
Income tax recovery (expense)	(32)	(87)	(165)	53	(231)
Net income (loss)	60	336	407	(87)	716
Less net income (loss) attributed to:
Non-controlling interests	28	-	-	(1)	27
Participating policyholders	4	(23)	-	4	(15)
Net income (loss) attributed to shareholders	$28	$359	$407	$(90)	$704

Manulife Financial Corporation – Second Quarter 2016

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2015	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,985	$1,038	$1,664	$21	$4,708
Annuities and pensions	550	90	229	-	869
Net premium income	2,535	1,128	1,893	21	5,577
Net investment income (loss)	(261)	(1,650)	(5,169)	135	(6,945)
Other revenue	374	750	1,289	78	2,491
Total revenue	2,648	228	(1,987)	234	1,123
Contract benefits and expenses
Life and health insurance	987	679	(2,061)	70	(325)
Annuities and pensions	476	(1,814)	(1,404)	-	(2,742)
Net benefits and claims(recovery)	1,463	(1,135)	(3,465)	70	(3,067)
Interest expense	31	83	16	121	251
Other expenses	769	1,011	1,305	204	3,289
Total contract benefits and expenses	2,263	(41)	(2,144)	395	473
Income (loss) before income taxes	385	269	157	(161)	650
Income tax recovery (expense)	(38)	(44)	9	101	28
Net income (loss)	347	225	166	(60)	678
Less net income (loss) attributed to:
Non-controlling interests	30	-	-	(1)	29
Participating policyholders	14	35	-	-	49
Net income (loss) attributed to shareholders	$303	$190	$166	$(59)	$600

As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$5,858	$2,175	$3,149	$43	$11,225
Annuities and pensions	2,024	323	(138)	-	2,209
Net premium income	7,882	2,498	3,011	43	13,434
Net investment income	3,356	5,885	13,702	354	23,297
Other revenue	613	1,757	2,866	387	5,623
Total revenue	11,851	10,140	19,579	784	42,354
Contract benefits and expenses
Life and health insurance	7,562	3,118	11,617	230	22,527
Annuities and pensions	1,921	3,625	4,434	-	9,980
Net benefits and claims	9,483	6,743	16,051	230	32,507
Interest expense	70	131	13	245	459
Other expenses	2,015	2,062	2,622	389	7,088
Total contract benefits and expenses	11,568	8,936	18,686	864	40,054
Income (loss) before income taxes	283	1,204	893	(80)	2,300
Income tax recovery (expense)	(72)	(281)	(245)	69	(529)
Net income (loss)	211	923	648	(11)	1,771
Less net income (loss) attributed to:
Non-controlling interests	57	-	-	(4)	53
Participating policyholders	5	(36)	-	-	(31)
Net income (loss) attributed to shareholders	$149	$959	$648	$(7)	$1,749
Total assets	$91,151	$212,820	$376,828	$45,426	$726,225

Manulife Financial Corporation – Second Quarter 2016

By segment
As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2015	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,905	$2,024	$3,326	$40	$9,295
Annuities and pensions	1,025	216	444	-	1,685
Net premium income	4,930	2,240	3,770	40	10,980
Net investment income (loss)	418	1,095	(576)	103	1,040
Other revenue	695	1,583	2,526	113	4,917
Total revenue	6,043	4,918	5,720	256	16,937
Contract benefits and expenses
Life and health insurance	2,907	2,386	1,989	123	7,405
Annuities and pensions	883	(133)	375	-	1,125
Net benefits and claims	3,790	2,253	2,364	123	8,530
Interest expense	59	235	31	242	567
Other expenses	1,465	2,003	2,511	367	6,346
Total contract benefits and expenses	5,314	4,491	4,906	732	15,443
Income (loss) before income taxes	729	427	814	(476)	1,494
Income tax recovery (expense)	(61)	(118)	(184)	275	(88)
Net income (loss)	668	309	630	(201)	1,406
Less net income (loss) attributed to:
Non-controlling interests	53	-	-	(1)	52
Participating policyholders	30	1	-	-	31
Net income (loss) attributed to shareholders	$585	$308	$630	$(200)	$1,323
Total assets	$71,650	$202,747	$354,623	$29,691	$658,711

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
June 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,864	$992	$1,523	$118	$5,497
Annuities and pensions	871	157	181	-	1,209
Net premium income	3,735	1,149	1,704	118	6,706
Net investment income	1,456	3,118	6,477	84	11,135
Other revenue	382	907	1,493	12	2,794
Total revenue	$5,573	$5,174	$9,674	$214	$20,635
For the three months ended
June 30, 2015	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,002	$924	$1,665	$117	$4,708
Annuities and pensions	550	90	229	-	869
Net premium income	2,552	1,014	1,894	117	5,577
Net investment income (loss)	(227)	(1,568)	(5,184)	34	(6,945)
Other revenue	389	742	1,343	17	2,491
Total revenue (loss)	$2,714	$188	$(1,947)	$168	$1,123

Manulife Financial Corporation – Second Quarter 2016

By geographic location
For the six months ended
June 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$5,895	$1,939	$3,150	$241	$11,225
Annuities and pensions	2,024	323	(138)	-	2,209
Net premium income	7,919	2,262	3,012	241	13,434
Net investment income	3,583	5,822	13,778	114	23,297
Other revenue	639	1,752	3,214	18	5,623
Total revenue	$12,141	$9,836	$20,004	$373	$42,354
For the six months ended
June 30, 2015	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,939	$1,795	$3,327	$234	$9,295
Annuities and pensions	1,025	216	444	-	1,685
Net premium income	4,964	2,011	3,771	234	10,980
Net investment income (loss)	484	1,253	(757)	60	1,040
Other revenue	706	1,497	2,697	17	4,917
Total revenue	$6,154	$4,761	$5,711	$311	$16,937

Note 13	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds. The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	June 30, 2016	December 31, 2015
Investments at market value
Cash and short-term securities	$3,282	$4,370
Debt securities	15,944	15,269
Equities	10,518	13,079
Mutual funds	269,819	277,015
Other investments	4,599	4,538
Accrued investment income	182	205
Other assets and liabilities, net	(686)	(729)
Total segregated funds net assets	$303,658	$313,747
Composition of segregated funds net assets
Held by policyholders	$303,154	$313,249
Held by the Company	504	498
Total segregated funds net assets	$303,658	$313,747

Manulife Financial Corporation – Second Quarter 2016

Changes in segregated funds net assets

	three months ended June 30,		six months ended June 30,
For the	2016	2015	2016	2015
Net policyholder cash flow
Deposits from policyholders	$7,899	$7,790	$16,592	$16,060
Net transfers to general fund	(272)	(155)	(293)	(293)
Payments to policyholders	(9,548)	(10,003)	(18,781)	(20,279)
	(1,921)	(2,368)	(2,482)	(4,512)
Investment related
Interest and dividends	683	820	1,546	1,565
Net realized and unrealized investment gains (losses)	5,290	(2,297)	4,600	5,802
	5,973	(1,477)	6,146	7,367
Other
Management and administration fees	(1,025)	(1,034)	(2,259)	(2,223)
Acquired through Standard Life	-	-	-	32,171
Impact of changes in foreign exchange rates	1,456	(3,846)	(11,494)	14,593
	431	(4,880)	(13,753)	44,541
Net additions (deductions)	4,483	(8,725)	(10,089)	47,396
Segregated funds net assets, beginning of period	299,175	312,854	313,747	256,733
Segregated funds net assets, end of period	$303,658	$304,129	$303,658	$304,129

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management” section of the Company’s Second Quarter 2016 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 14	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2015 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2016

Condensed Consolidating Statement of Financial Position
As at June 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$150	$107,825	$215,710	$(394)	$323,291
Investments in unconsolidated subsidiaries	47,975	6,855	40,340	(95,170)	-
Reinsurance assets	-	52,570	9,223	(28,398)	33,395
Other assets	23,522	42,927	71,608	(71,672)	66,385
Segregated funds net assets	-	167,386	137,751	(1,983)	303,154
Total assets	$71,647	$377,563	$474,632	$(197,617)	$726,225
Liabilities and equity
Insurance contract liabilities	$-	$150,223	$180,470	$(29,214)	$301,479
Investment contract liabilities	-	1,230	2,023	(4)	3,249
Other liabilities	24,410	40,251	68,867	(71,049)	62,479
Long-term debt	5,192	-	7	150	5,349
Capital instruments	479	1,136	30,174	(23,657)	8,132
Segregated funds net liabilities	-	167,386	137,751	(1,983)	303,154
Shareholders' equity	41,566	17,337	54,524	(71,861)	41,566
Participating policyholders' equity	-	-	156	-	156
Non-controlling interests	-	-	660	1	661
Total liabilities and equity	$71,647	$377,563	$474,632	$(197,617)	$726,225

Condensed Consolidating Statement of Financial Position
As at December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$122	$110,404	$199,124	$(383)	$309,267
Investments in unconsolidated subsidiaries	42,919	6,684	17,653	(67,256)	-
Reinsurance assets	-	52,027	9,579	(26,180)	35,426
Other assets	329	30,282	39,026	(22,936)	46,701
Segregated funds net assets	-	178,421	136,753	(1,925)	313,249
Total assets	$43,370	$377,818	$402,135	$(118,680)	$704,643
Liabilities and equity
Insurance contract liabilities	$-	$149,079	$165,021	$(27,041)	$287,059
Investment contract liabilities	-	1,324	2,177	(4)	3,497
Other liabilities	524	30,132	40,939	(22,243)	49,352
Long-term debt	1,687	-	16	150	1,853
Capital instruments	-	1,209	7,185	(699)	7,695
Segregated funds net liabilities	-	178,421	136,753	(1,925)	313,249
Shareholders' equity	41,159	17,653	49,266	(66,919)	41,159
Participating policyholders' equity	-	-	187	-	187
Non-controlling interests	-	-	591	1	592
Total liabilities and equity	$43,370	$377,818	$402,135	$(118,680)	$704,643

Manulife Financial Corporation – Second Quarter 2016

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2016
Revenue
Net premium income	$-	$1,244	$5,462	$-	$6,706
Net investment income (loss)	102	5,387	6,049	(403)	11,135
Net other revenue	1	503	4,322	(2,032)	2,794
Total revenue	103	7,134	15,833	(2,435)	20,635
Contract benefits and expenses
Net benefits and claims	-	5,967	11,653	(1,785)	15,835
Commissions, investment and general expenses	1	787	3,169	(464)	3,493
Other expenses	61	(135)	620	(186)	360
Total contract benefits and expenses	62	6,619	15,442	(2,435)	19,688
Income (loss) before income taxes	41	515	391	-	947
Income tax (expense) recovery	(11)	(122)	(98)	-	(231)
Income (loss) after income taxes	30	393	293	-	716
Equity in net income (loss) of unconsolidated subsidiaries	674	62	455	(1,191)	-
Net income (loss)	$704	$455	$748	$(1,191)	$716
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$27	$-	$27
Participating policyholders	-	(18)	(15)	18	(15)
Shareholders	704	473	736	(1,209)	704
	$704	$455	$748	$(1,191)	$716

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2015
Revenue
Net premium income	$-	$1,384	$4,199	$(6)	$5,577
Net investment income (loss)	88	(4,254)	(2,508)	(271)	(6,945)
Net other revenue	(3)	405	603	1,486	2,491
Total revenue	85	(2,465)	2,294	1,209	1,123
Contract benefits and expenses
Net benefits and claims	-	(3,383)	(1,660)	1,976	(3,067)
Commissions, investment and general expenses	10	774	2,982	(562)	3,204
Other expenses	53	65	423	(205)	336
Total contract benefits and expenses	63	(2,544)	1,745	1,209	473
Income (loss) before income taxes	22	79	549	-	650
Income tax (expense) recovery	(9)	15	22	-	28
Income (loss) after income taxes	13	94	571	-	678
Equity in net income (loss) of unconsolidated subsidiaries	587	(55)	39	(571)	-
Net income (loss)	$600	$39	$610	$(571)	$678
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$29	$-	$29
Participating policyholders	-	4	49	(4)	49
Shareholders	600	35	532	(567)	600
	$600	$39	$610	$(571)	$678

Manulife Financial Corporation – Second Quarter 2016

Condensed Consolidating Statement of Income
For the six months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2016
Revenue
Net premium income	$-	$2,082	$11,352	$-	$13,434
Net investment income (loss)	102	11,454	12,281	(540)	23,297
Net other revenue	43	1,441	9,229	(5,090)	5,623
Total revenue	145	14,977	32,862	(5,630)	42,354
Contract benefits and expenses
Net benefits and claims	-	13,236	23,665	(4,394)	32,507
Commissions, investment and general expenses	1	1,570	6,251	(926)	6,896
Other expenses	99	(68)	930	(310)	651
Total contract benefits and expenses	100	14,738	30,846	(5,630)	40,054
Income (loss) before income taxes	45	239	2,016	-	2,300
Income tax (expense) recovery	82	(28)	(583)	-	(529)
Income (loss) after income taxes	127	211	1,433	-	1,771
Equity in net income (loss) of unconsolidated subsidiaries	1,622	187	398	(2,207)	-
Net income (loss)	$1,749	$398	$1,831	$(2,207)	$1,771
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$53	$-	$53
Participating policyholders	-	(37)	(31)	37	(31)
Shareholders	1,749	435	1,809	(2,244)	1,749
	$1,749	$398	$1,831	$(2,207)	$1,771

Condensed Consolidating Statement of Income
For the six months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2015
Revenue
Net premium income	$-	$2,764	$8,222	$(6)	$10,980
Net investment income (loss)	121	(360)	1,686	(407)	1,040
Net other revenue	(15)	984	4,225	(277)	4,917
Total revenue	106	3,388	14,133	(690)	16,937
Contract benefits and expenses
Net benefits and claims	-	1,438	6,416	676	8,530
Commissions, investment and general expenses	18	1,548	5,672	(1,067)	6,171
Other expenses	116	133	792	(299)	742
Total contract benefits and expenses	134	3,119	12,880	(690)	15,443
Income (loss) before income taxes	(28)	269	1,253	-	1,494
Income tax (expense) recovery	3	13	(104)	-	(88)
Income (loss) after income taxes	(25)	282	1,149	-	1,406
Equity in net income (loss) of unconsolidated subsidiaries	1,348	(16)	266	(1,598)	-
Net income (loss)	$1,323	$266	$1,415	$(1,598)	$1,406
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$52	$-	$52
Participating policyholders	-	(10)	31	10	31
Shareholders	1,323	276	1,332	(1,608)	1,323
	$1,323	$266	$1,415	$(1,598)	$1,406

Manulife Financial Corporation – Second Quarter 2016

Consolidating Statement of Cash Flows
For the six months ended June 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,749	$398	$1,831	$(2,207)	$1,771
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,622)	(187)	(398)	2,207	-
Increase (decrease) in insurance contract liabilities	-	11,036	13,229	-	24,265
Increase (decrease) in investment contract liabilities	-	30	(89)	-	(59)
(Increase) decrease in reinsurance assets	-	(3,997)	3,813	-	(184)
Amortization of (premium) discount on invested assets	-	(4)	41	-	37
Other amortization	1	69	197	-	267
Net realized and unrealized (gains) losses and impairment on assets	26	(8,771)	(9,977)	-	(18,722)
Deferred income tax expense (recovery)	1	652	(130)	-	523
Stock option expense	-	1	12	-	13
Cash provided by operating activities before undernoted items	155	(773)	8,529	-	7,911
Dividends from unconsolidated subsidiary	-	39	-	(39)	-
Changes in policy related and operating receivables and payables	(128)	1,058	(1,874)	-	(944)
Cash provided by (used in) operating activities	27	324	6,655	(39)	6,967
Investing activities
Purchases and mortgage advances	(29)	(14,760)	(35,457)	-	(50,246)
Disposals and repayments	-	16,694	24,901	-	41,595
Changes in investment broker net receivables and payables	-	(66)	216	-	150
Investment in common shares of subsidiaries	(4,495)	-	-	4,495	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(89)	-	(89)
Capital contribution to unconsolidated subsidiaries	-	(347)	-	347	-
Return of capital from unconsolidated subsidiaries	-	1	-	(1)	-
Notes receivable from parent	-	-	(24,177)	24,177	-
Notes receivable from subsidiaries	(23,305)	(26)	-	23,331	-
Cash provided by (used in) by investing activities	(27,829)	1,496	(34,606)	52,349	(8,590)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	263	389	-	652
Issue of long-term debt, net	3,538	-	-	-	3,538
Redemption of long-term debt	-	-	(8)	-	(8)
Issue of capital instruments, net	479	-	-	-	479
Funds repaid, net	-	-	(19)	-	(19)
Secured borrowings from securitization transactions	-	-	548	-	548
Changes in deposits from bank clients, net	-	-	503	-	503
Shareholders' dividends paid in cash	(795)	-	-	-	(795)
Dividends paid to parent	-	-	(39)	39	-
Contributions from (distributions to) non-controlling interests, net	-	-	15	-	15
Common shares issued, net	16	-	4,495	(4,495)	16
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	347	(347)	-
Return of capital to parent	-	-	(1)	1	-
Notes payable to parent	-	-	23,331	(23,331)	-
Notes payable to subsidiaries	24,177	-	-	(24,177)	-
Cash provided by (used in) financing activities	27,832	263	29,561	(52,310)	5,346
Cash and short-term securities
Increase (decrease) during the period	30	2,083	1,610	-	3,723
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(268)	(241)	-	(511)
Balance, beginning of period	122	4,444	12,436	-	17,002
Balance, end of period	150	6,259	13,805	-	20,214
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(494)	(389)	-	(883)
Net cash and short-term securities, beginning of period	122	4,444	12,436	-	17,002
End of period
Gross cash and short-term securities	150	6,643	14,109	-	20,902
Net payments in transit, included in other liabilities	-	(384)	(304)	-	(688)
Net cash and short-term securities, end of period	$150	$6,259	$13,805	$-	$20,214
Supplemental disclosures on cash flow information:
Interest received	$-	$2,310	$2,939	$72	$5,321
Interest paid	60	100	544	(256)	448
Income taxes paid	25	48	428	-	501

Manulife Financial Corporation – Second Quarter 2016

Consolidating Statement of Cash Flows
For the six months ended June 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,323	$266	$1,415	$(1,598)	$1,406
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,348)	16	(266)	1,598	-
Increase (decrease) in insurance contract liabilities	-	(3,002)	2,650	-	(352)
Increase (decrease) in investment contract liabilities	-	29	92	-	121
(Increase) decrease in reinsurance assets	-	1,320	(922)	-	398
Amortization of (premium) discount on invested assets	-	2	34	-	36
Other amortization	1	52	251	-	304
Net realized and unrealized (gains) losses and impairment on assets	(9)	2,742	2,074	-	4,807
Deferred income tax expense (recovery)	(3)	82	(294)	-	(215)
Stock option expense	-	(2)	14	-	12
Cash provided by operating activities before undernoted items	(36)	1,505	5,048	-	6,517
Changes in policy related and operating receivables and payables	(151)	(3,231)	2,354	-	(1,028)
Cash provided by (used in) operating activities	(187)	(1,726)	7,402	-	5,489
Investing activities
Purchases and mortgage advances	-	(14,414)	(23,585)	-	(37,999)
Disposals and repayments	-	14,994	16,942	-	31,936
Changes in investment broker net receivables and payables	-	(842)	(114)	-	(956)
Investment in common shares of subsidiaries	(2,196)	-	-	2,196	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(3,808)	-	(3,808)
Capital contribution to unconsolidated subsidiaries	-	(444)	-	444	-
Return of capital from unconsolidated subsidiaries	-	38	-	(38)	-
Notes receivable from parent	-	-	(12,053)	12,053	-
Notes receivable from subsidiaries	(10,293)	-	-	10,293	-
Cash provided by (used in) investing activities	(12,489)	(668)	(22,618)	24,948	(10,827)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	(300)	-	(300)
Redemption of long-term debt	(550)	-	-	-	(550)
Issue of capital instruments, net	-	-	1,094	-	1,094
Redemption of capital instruments	(350)	-	-	-	(350)
Funds repaid, net	-	(1)	(3)	-	(4)
Secured borrowings from securitization transactions	-	-	100	-	100
Changes in deposits from bank clients, net	-	-	(381)	-	(381)
Shareholders' dividends paid in cash	(699)	-	-	-	(699)
Contributions from (distributions to) non-controlling interests, net	-	-	20	-	20
Common shares issued, net	23	-	2,196	(2,196)	23
Capital contributions by parent	-	-	444	(444)	-
Return of capital to parent	-	-	(38)	38	-
Notes payable to parent	-	-	10,293	(10,293)	-
Notes payable to subsidiaries	12,053	-	-	(12,053)	-
Cash provided by (used in) financing activities	10,477	(1)	13,425	(24,948)	(1,047)
Cash and short-term securities
Increase (decrease) during the period	(2,199)	(2,395)	(1,791)	-	(6,385)
Effect of foreign exchange rate changes on cash and short-term securities	1	388	531	-	920
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	62	3,911	10,999	-	14,972
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	2,260	6,311	12,508	-	21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	2,260	5,918	12,259	-	20,437
End of period
Gross cash and short-term securities	62	4,329	11,256	-	15,647
Net payments in transit, included in other liabilities	-	(418)	(257)	-	(675)
Net cash and short-term securities, end of period	$62	$3,911	$10,999	$-	$14,972
Supplemental disclosures on cash flow information:
Interest received	$1	$2,209	$2,659	$(13)	$4,856
Interest paid	116	68	553	(195)	542
Income taxes paid	-	8	463	-	471

Manulife Financial Corporation – Second Quarter 2016

Note 15	Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – Second Quarter 2016

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 892-9362 or 632 892-7566
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2016, Manulife had total capital of C$50.9 billion, including C$41.6 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor’s	Rating AA-	Rank (4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	AA (low)	(4th of 22 ratings)
A.M. Best	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2016, there were 1,973 million common shares outstanding.
April 1 – June 30, 2016	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 19.68	$ 15.22	$ 117.00	P 640
Low	$ 16.43	$ 12.55	$ 99.80	P 585
Close	$ 17.67	$ 13.67	$ 104.40	P 600
Average Daily Volume (000)	4,299	2,306	31	0.22

Manulife Financial Corporation – Second Quarter 2016

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Manulife Financial Corporation – Second Quarter 2016